

SPARTAN STORES, INC.
850 76th Street, SW
P.O. Box 8700
Grand Rapids, Michigan 49518-8700
(616) 878-2000

June 8, 2001

Dear Shareholder:

We cordially invite you to attend the 2001 Annual Meeting of Shareholders of Spartan Stores, Inc., to be held on July 11, 2001, at the Hilton Hotel Grand Rapids, 4747 28th Street, SE, Grand Rapids, Michigan, beginning at 10:00 a.m., local time. Your board of directors looks forward to greeting those shareholders who are able to attend the meeting.

At the meeting, you will vote on the election of three directors and the approval of our 2001 Stock Incentive Plan, our 2001 Stock Bonus Plan, our 2001 Associate Stock Purchase Plan and our Directors' Stock Purchase Plan. We will also present a report on our business activities and outlook for the future.

We have enclosed a notice of the meeting and our proxy statement, which includes information about each of the nominees for the board of directors and the other proposals. Also enclosed is our annual report to shareholders for the year ended March 31, 2001. We will begin mailing these documents to our shareholders on and after June 8, 2001. We encourage you to read these documents carefully.

It is important for your shares to be represented at the annual meeting, regardless of how many shares you own. Whether or not you plan to attend the annual meeting, please **sign**, **date and return the enclosed proxy card as soon as possible**. Sending a proxy card will not affect your right to vote in person if you attend the meeting. If you plan to attend, please mark the appropriate box on the proxy card to help us plan for the meeting.

Thank you.

Sincerely,

James B. Meyer
Chairman of the Board, President
and Chief Executive Officer

Your vote is important. Even if you plan to attend the meeting,
PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

SPARTAN STORES, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our shareholders:

The 2001 Annual Meeting of Shareholders of Spartan Stores, Inc. will be held at the Hilton Hotel Grand Rapids, 4747 28th Street, SE, Grand Rapids, Michigan, on July 11, 2001, at 10 a.m., local time. At the meeting, we will consider and vote on:

1. election of three directors to terms of three years each;

2. approval of the Spartan Stores, Inc. 2001 Stock Incentive Plan;

3. approval of the Spartan Stores, Inc. 2001 Stock Bonus Plan;

4. approval of the Spartan Stores, Inc. 2001 Associate Stock Purchase Plan;

5. approval of the Spartan Stores, Inc. Directors' Stock Purchase Plan; and

6. any other business that may properly come before the meeting.

You are receiving this notice and can vote at the meeting and any adjournment of the meeting if you were a shareholder of record on May 23, 2001.

A copy of Spartan Stores' annual report to shareholders for the year ended March 31, 2001 is enclosed with this notice.

BY ORDER OF THE BOARD OF DIRECTORS



Alex J. DeYonker
Secretary
June 8, 2001

**Your vote is important. Even if you plan to attend the meeting,
PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.**

SPARTAN STORES, INC.

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 11, 2001

PROXY STATEMENT
Dated June 8, 2001

Introduction

Use of Terms

In this proxy statement, "**we**," "**us**," "**our**" and "**Spartan Stores**" refer to Spartan Stores, Inc., and "**you**" and "**your**" refer to shareholders of Spartan Stores.

Time and Place of the Annual Meeting

You are cordially invited to attend the 2001 annual meeting of shareholders of Spartan Stores. The annual meeting will be held on Wednesday, July 11, 2001, at the Hilton Hotel Grand Rapids, 4747 28th Street, SE, Grand Rapids, Michigan, at 10:00 a.m., local time.

Solicitation of Proxies

Your board of directors is furnishing this proxy statement and the enclosed proxy card to you to solicit proxies to be voted on your behalf at the annual meeting, and any adjournment of the meeting.

Mailing Date

We began mailing this proxy statement to our shareholders on and after June 8, 2001.

Purposes of the Annual Meeting

The purposes of the annual meeting are to consider and vote on:

- election of three directors for three-year terms expiring in 2004;

- approval of the Spartan Stores, Inc. 2001 Stock Incentive Plan;

- approval of the Spartan Stores, Inc. 2001 Stock Bonus Plan;

- approval of the Spartan Stores, Inc. 2001 Associate Stock Purchase Plan;

- approval of the Spartan Stores, Inc. Directors' Stock Purchase Plan; and

- any other business that may properly come before the meeting.

Your board of directors recommends that you vote FOR each nominee and each proposal discussed in this proxy statement.

We do not know of any other matters to be presented for consideration at the annual meeting. If any other matters are presented, the persons named as proxies on the enclosed proxy card will have discretionary authority to vote on those matters for you in accordance with their judgment.

Record Date and Shares Outstanding

You may vote at the annual meeting if you were a shareholder of record of Spartan Stores common stock on May 23, 2001. Each shareholder is entitled to one vote per share on each matter presented for a shareholder vote at the meeting. As of May 23, 2001, there were 19,315,911 shares of Spartan Stores common stock outstanding.

How to Vote Your Shares

If you properly sign and return the proxy card in the form we have provided, the shares represented by that proxy card will be voted at the annual meeting and at any adjournment of the meeting.

If you specify a choice on the proxy card, your shares will be voted as specified. If you do not specify a choice, your shares will be voted for the election of all nominees named in this proxy statement, for all of the other proposals described in this proxy statement and, with respect to any other matter that may come before the meeting, in the discretion of the individuals named as proxies on the proxy card.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted at the meeting by doing any of three things:

- by delivering written notice of revocation to Spartan Stores' Corporate Secretary, 850 76th Street, SW, P.O. Box 8700, Grand Rapids, Michigan 49518-8700;

- by delivering a proxy card bearing a later date than the proxy that you wish to revoke; or

- by attending the meeting and voting in person.

Your last vote that we receive before or at the annual meeting is the vote that will be counted. Please note that merely attending the meeting will not by itself revoke your proxy.

Quorum

To conduct business at the annual meeting, a quorum of shareholders must be present. The presence in person or by properly executed proxy of the holders of a majority of all issued and outstanding shares of Spartan Stores common stock entitled to vote at the meeting is necessary for a quorum. To determine whether a quorum is present, we will include shares that are present or represented by proxy, including abstentions and shares represented by broker votes on any matter.

Adjournment

The shareholders present at the meeting, in person or by proxy, may by a majority vote adjourn the meeting despite the absence of a quorum. If a quorum is not present at the meeting, we expect to adjourn the meeting to solicit additional proxies.

Required Votes

Election of Directors. A plurality of the shares voting is required to elect directors. This means that if there are more nominees than positions to be filled, the nominees who receive the most votes will be elected to the open director positions. Because there are three director positions to be filled, the three candidates receiving the highest number of votes will be elected to these positions. Abstentions, broker non-votes and other shares that are not voted in person or by proxy will not be included in the vote count to determine if a plurality of shares voted in favor of each nominee.

Other Proposals. Each other proposal to be voted on at the meeting will be approved if a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal are voted in favor of the proposal. Abstentions, broker non-votes and other shares that are not voted in person or by proxy will not be included in the vote count to determine if a majority of shares voted in favor of each proposal.

Election of Directors

The board of directors proposes that the following three individuals be elected as directors of Spartan Stores for three-year terms expiring at the 2004 annual meeting of shareholders:

Alex J. DeYonker
Gregory P. Josefowicz
Joel A. Levine

Biographical information concerning the nominees appears below under the heading "The Board of Directors." Messrs. DeYonker and Levine are currently directors of Spartan Stores. Their current terms will expire at the annual meeting.

The persons named as proxies on the proxy card intend to vote for the election of each of the nominees. The proposed nominees are willing to be elected and to serve as directors. However, if any nominee becomes unable to serve or otherwise unavailable for election, which we do not anticipate, the incumbent board of directors may select a substitute nominee. If a substitute nominee is selected, the shares represented by your proxy card will be voted for the election of the substitute nominee, unless you give other instructions. If a substitute is not selected, all proxies will be voted for the election of the remaining nominees. Proxies will not be voted for more than three nominees.

Your board of directors recommends that you vote <u>FOR</u> election of all three nominees as directors.

The Board of Directors

General

The board of directors currently consists of seven directors. Assuming that all three nominees are elected, there will be eight directors immediately following the annual meeting. The board of directors is divided into three classes, with each class as nearly equal in number as possible. Each class of directors serves a three-year term, with the term of one class expiring at the annual meeting in each successive year.

Biographical information concerning the directors and the nominees for election to the board of directors is presented below. Except as indicated, each of these persons has had the same principal position and employment for over five years.

Nominees for Election as Directors to Terms Expiring in 2004

Alex J. DeYonker (age 51). Mr. DeYonker has been a director since 1999 and has served as our Secretary since 2000 and as our General Counsel since 1995. He served as our Assistant Secretary from 1995 to 2000. Mr. DeYonker is a partner of Warner Norcross & Judd LLP, a law firm in Grand Rapids, Michigan.

Gregory P. Josefowicz (age 48). Mr. Josefowicz has served as the President and Chief Executive Officer and as a director of Borders Group, Inc., a retail bookstore company whose stock is traded on the New York Stock Exchange, since November 1999. For more than five years prior to joining Borders Group, he served in a variety of executive positions with Jewel-Osco, a food and drug retailer that is currently a division of Albertson's, Inc., most recently as President. Mr. Josefowicz also serves as a director of Ryerson Tull, Inc., a distributor and processor of metals whose stock is traded on the New York Stock Exchange.

Joel A. Levine (age 62). Mr. Levine has been a director since August 2000. He currently is Of Counsel to Spengler Nathanson, P.L.L., a law firm in Toledo, Ohio. Before August 2000, he served as a director of Seaway Food Town,

Inc., a publicly traded retail grocery store chain that Spartan Stores acquired in August 2000.

Directors with Terms Expiring in 2002

Elizabeth A. Nickels (age 38). Ms. Nickels has been a director since August 2000. Since February 2000, she has served as the Executive Vice President and Chief Financial Officer of Herman Miller, Inc., an office furniture manufacturing company whose stock is traded on Nasdaq. From 1993 to February 2000, she was the Vice President and Chief Financial Officer of Universal Forest Products, Inc., a wood products manufacturer.

Russell H. VanGilder, Jr. (age 67). Mr. VanGilder has been a director since 1970. He served as our Chairman of the Board from 1998 to August 2000. From 1992 to 1998 he was our Vice Chairman of the Board. Mr. VanGilder is the Chairman of the Board of V.G.'s Food Center, Inc., a retail grocery chain.

Directors With Terms Expiring in 2003

Elson S. Floyd, Ph.D. (age 45). Dr. Floyd has been a director since August 2000. Since August 1998, he has been the President of Western Michigan University, a liberal arts university located in Kalamazoo, Michigan, where he also serves as a Professor of Education. From August 1995 to August 1998, he was the Executive Vice Chancellor and a Clinical Professor of Education at the University of North Carolina at Chapel Hill, a liberal arts university.

Richard B. Iott (age 49). Mr. Iott has been a director since August 2000. From January 1996 to August 2000, he served as the President and Chief Executive Officer of Seaway Food Town, Inc., a publicly traded retail grocery store chain that Spartan Stores acquired in August 2000. From 1971 to August 2000, he served in a variety of positions with Seaway Food Town.

James B. Meyer (age 55). Mr. Meyer has been our Chief Executive Officer since July 1997 and our President and a director since

August 1996. He has been our Chairman of the Board since August 2000. Mr. Meyer has served in many different positions with Spartan Stores over the years. He was our Chief Operating Officer from August 1996 to July 1997, our Treasurer from 1994 to 2000, our Chief Financial Officer and Assistant Secretary from October 1990 to August 1996, and our Senior Vice President from 1981 to 1996.

Board and Committee Meetings

Spartan Stores' board of directors held nine meetings during the fiscal year ended March 31, 2001, which we refer to as "**fiscal 2001.**" In fiscal 2001, each director attended at least 75% of the total of all meetings of the board of directors and the committees on which he or she served (during the periods that he or she served).

Board Committees

Spartan Stores' board has four standing committees:

- the executive committee;

- the audit committee;

- the compensation committee; and

- the nominating committee.

Executive Committee. The executive committee has the full power and authority of the board to manage the business affairs and property of Spartan Stores between meetings of the full board. The executive committee can also declare distributions and dividends and authorize the issuance of stock, as permitted by our bylaws and by applicable law. In addition, the executive committee recommends to the board a successor to the Chief Executive Officer when a vacancy occurs.

Messrs. Meyer and VanGilder, Ms. Nickels and Dr. Floyd currently serve on the executive committee. Mr. Meyer is the chairperson of the executive committee. The executive committee did not meet during fiscal 2001.

Audit Committee. The audit committee:

- recommends to the board the employment of independent accountants;

- consults with the internal auditor, if any, and independent accountants regarding the adequacy of internal financial controls;

- reviews the compensation, terms of engagement and independence of the independent accountants;

- reviews the results of audits by the independent accountants;

- reviews the appointment and replacement of the internal auditor; and

- reviews the annual financial statements and any disputes between management and the independent accountants.

Ms. Nickels, Dr. Floyd and Messrs. VanGilder and Levine currently serve on the audit committee. Ms. Nickels is the chairperson of the audit committee. The audit committee met four times during fiscal 2001.

The board of directors has adopted a written charter for the audit committee, a copy of which is attached as **Appendix A** to this proxy statement.

We believe that all of the members of the audit committee, except Mr. VanGilder, are "independent," as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market. Mr. VanGilder would not be considered "independent" within the meaning of Nasdaq Rule 4200(a)(15) because he is the Chairman of the Board of V.G.'s Food Center, Inc., a retail grocery chain. During each of the past three fiscal years, V.G.'s has purchased grocery products and services from Spartan Stores in excess of the amounts specified in Nasdaq Rule 4200(a)(15). See "Certain

Relationships and Related Transactions" on page 30. However, the board of directors believes that Mr. VanGilder's wide range of experience in the supermarket and grocery distribution business, his experience in financial matters, and his experience as Spartan Stores' Chairman and Vice Chairman of the Board before the August 2000 merger with Seaway Food Town make him a valuable member of the audit committee. Accordingly, the board determined, in accordance with Nasdaq Rules 4310(c)(26)(B)(ii) and 4460(d)(2)(B), that Mr. VanGilder's membership on the audit committee was in the best interests of Spartan Stores and its shareholders.

Compensation Committee. The compensation committee:

- administers our stock option, bonus and purchase plans;

- reviews the salary, bonus, stock options and other benefits of the Chief Executive Officer, and the incentives, stock options and other benefits of other officers;

- authorizes the issuance of stock pursuant to our stock plans; and

- reviews policies regarding the operation of our executive compensation programs.

Dr. Floyd, Messrs. Iott and Levine and Ms. Nickels currently serve on the compensation committee. Dr. Floyd is the chairperson of the compensation committee. The compensation committee met four times during fiscal 2001.

Nominating Committee. The nominating committee:

- identifies potential nominees for election as directors, reviews their qualifications and recommends to the board qualified candidates;

- recommends to the board of directors the individuals to be selected for membership on the various board committees; and

- establishes standards for membership on the board and any committee of the board.

Messrs. VanGilder, DeYonker and Iott currently serve on the nominating committee. Mr. VanGilder is the chairperson of the nominating committee. The nominating committee did not meet during fiscal 2001.

Under our restated articles of incorporation, a shareholder of record may nominate a person for election as a director at a meeting of shareholders at which directors will be elected, if, and only if, the shareholder has delivered timely notice to the Secretary of Spartan Stores setting forth:

- the name, age, business address and residence address of each proposed nominee;

- the principal occupation or employment of each nominee;

- the number of shares of Spartan Stores stock that each nominee beneficially owns;

- a statement that each nominee is willing to be nominated; and

- any other information concerning each nominee as would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such nominees.

To be timely, a shareholder's notice must be delivered to or mailed and received at Spartan Stores' principal executive offices (1) at least 120 days before the date of notice of the meeting in the case of an annual meeting of shareholders or (2) not more than seven days following the date of notice of the meeting in the case of a special meeting of shareholders. Any nomination that does not comply with these procedures will be void.

Compensation of Directors

Each director receives a base compensation of $20,000 per year and $1,000 for attendance at each meeting of the board or a committee of the board. Directors also are reimbursed for travel and lodging expenses for meetings attended. See "Compensation Committee Interlocks and Insider Participation" on page 30 for a description of Mr. Iott's consulting agreement.

2001 Stock Incentive Plan

General

The board of directors believes that the long-term interests of Spartan Stores would be advanced by aligning the interests of its directors and key "**associates**" (i.e., employees) with the interests of its shareholders. Therefore, to attract, retain and motivate directors and key associates of exceptional abilities, and to recognize the significant contributions these individuals have made to the long-term performance and growth of Spartan Stores and its subsidiaries, on May 9, 2001, the board of directors adopted and approved, subject to shareholder approval, the Spartan Stores 2001 Stock Incentive Plan (the "**Incentive Plan**"). The Incentive Plan is intended to supplement

and continue the compensation policies and practices of our other stock incentive plans, which we have used for several years, including our 1991 Stock Option Plan. Because the 1991 Stock Option Plan has now been completely utilized, the board of directors believes that approval of the Incentive Plan is now advisable to make additional shares available for stock options and other awards.

We intend to use the Incentive Plan to grant equity-based incentives to eligible participants. Most of the options granted under the 1991 Stock Option Plan have been incentive stock options within the meaning of the Internal Revenue Code, with an exercise price equal to the market price of the stock on the date of the grant. The Incentive Plan would continue to authorize the grant of these incentive stock options. However, the proposed Incentive Plan also would permit the grant of other forms of long-term incentive compensation, if determined to be desirable to advance the purposes of the Incentive Plan. These other forms of long-term incentive compensation include non-qualified stock options, restricted stock and stock awards (together with incentive stock options, collectively referred to as "**incentive awards**"). By combining in a single plan many types of incentives commonly used in long-term incentive compensation programs, the Incentive Plan is intended to provide Spartan Stores with a great deal of flexibility in designing specific long-term incentives to best promote the objectives of the Incentive Plan and in turn promote the interests of our shareholders.

On May 9, 2001, the board of directors granted options to various officers and other associates of Spartan Stores. These grants were in excess of the amounts remaining available for issuance under the 1991 Stock Option Plan.

Accordingly, some of these options, which are reflected in the following table, would be awarded under the Incentive Plan, assuming that the shareholders approve the Incentive Plan at the annual meeting. (If the shareholders do not approve the Incentive Plan, these grants will be rescinded.)

The following table sets forth the benefits that would be received with respect to the May 9, 2001 option grants under the Incentive Plan. It does not set forth any grants made under the 1991 Stock Option Plan. Furthermore, it does not set forth options or other incentive awards that may be granted in the future, because they are not determinable at this time. Because the options set forth in the table below would have an exercise price equal to the high and low sales prices of shares of Spartan Stores common stock on Nasdaq on the date of the annual meeting, the dollar values of these options are not presently determinable.


**New Plan
Benefits**


Name and Position	Number of Options
James B. Meyer, Chairman of the Board, President and Chief Executive Officer	34,290
David M. Staples, Executive Vice President and Chief Financial Officer	17,146
Joel B. Barton, Executive Vice President Sales and Marketing	17,146
John M. Sommavilla, Executive Vice President Merchandising and Logistics	17,146
David deS. Couch, Vice President Information Technology	8,572
Executive Group [1]	137,160
Non-Executive Director Group	0
Non-Executive Officer Employee Group	150,000

_____

(1) Includes Messrs. Meyer, Staples, Barton, Sommavilla and Couch, as well as five other individuals.

The Incentive Plan would not be qualified under Section 401(a) of the Internal Revenue Code and would not be subject to the Employee Retirement Income Security Act of 1974 (ERISA).

The following is a summary of the principal features of the Incentive Plan. This summary is not complete and is qualified in its entirety by reference to the terms of the Incentive Plan, a copy of which is attached as **Appendix B** to this proxy statement.

Authorized Shares

Subject to certain anti-dilution adjustments, 2,000,000 shares of Spartan Stores common stock would be available for issuance under the Incentive Plan. On May 23, 2001, the closing price of Spartan Stores common stock on Nasdaq was $11.90 per share.

Eligible Participants

Although directors of Spartan Stores and associates of Spartan Stores and its subsidiaries could receive incentive awards under the Incentive Plan, we anticipate that the primary persons who will receive incentive awards under the Incentive Plan will be directors of Spartan Stores (eight persons immediately after the annual meeting) and officers (currently ten persons) and other key associates (currently approximately 170 additional persons) of Spartan Stores and its subsidiaries. Additional individuals may become directors, officers or key associates in the future and could participate in the Incentive Plan. Directors, nominees for director, officers and key associates of Spartan Stores and its subsidiaries may be considered to have an interest in the Incentive Plan either because they have already received or may in the future receive incentive awards under it.

Administration of the Incentive Plan

The Incentive Plan would be administered by the compensation committee of the board of directors. The compensation committee would determine, subject to the terms of the Incentive Plan, the persons to receive incentive awards, the nature and amount of incentive awards to be granted to each person (subject to the limits specified in the Incentive Plan), the time of each grant, the terms and duration of each grant and all other determinations necessary or advisable for administration of the Incentive Plan. The compensation committee could amend the terms of incentive awards granted under the Incentive Plan from time to time in any manner, subject to the limitations specified in the Incentive Plan.

Stock Options

The Incentive Plan would permit Spartan Stores to grant to participants options to purchase shares of Spartan Stores common stock at stated prices for specific periods of time. Some stock options may qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code. Other stock options would not be incentive stock options within the meaning of the Internal Revenue Code. Incentive stock options would be available only for associates. They would not be available for directors who are not associates. Stock options could be granted at any time prior to the termination of the Incentive Plan according to its terms or termination of the Incentive Plan by action of the board. The compensation committee could award options for any amount of consideration, or no consideration, as the compensation committee determines.

The compensation committee would establish the terms of individual stock option grants in stock option agreements or certificates of award, or both. These documents would contain terms, conditions and restrictions that the compensation committee determines to be appropriate. These restrictions could include vesting requirements to encourage long-term ownership of shares. The terms could also provide for automatic regrants of options. Automatic regrants could be for the number of shares surrendered to Spartan Stores in connection with the exercise of an outstanding stock option, or the payment of taxes in connection with the vesting of restricted stock or the exercise of a stock option.

The exercise price of a stock option would be determined by the compensation committee. The compensation committee does not presently intend to grant any options at an exercise price less than the market value of Spartan Stores common stock on the date of grant. As required by the Internal Revenue Code, the exercise price of incentive stock options must be at least equal to the fair market value of Spartan Stores common stock on the date of grant. No incentive award could be repriced, replaced, regranted through cancellation or modified without shareholder approval if the effect of such repricing, replacement, regrant or modification would be to reduce the exercise price of then outstanding incentive awards to the same participants.

When exercising all or a portion of a stock option, a participant could pay the exercise price with cash or, if permitted by the compensation committee, shares of Spartan Stores common stock that the participant has owned for six months or more, or other consideration substantially equal to cash. The compensation committee could also authorize payment of all or a portion of the exercise price in the form of a promissory note or installment payments, as long as such promissory notes or installment payments are "full recourse" and bear a market rate of interest. The board of directors could restrict or suspend the power of the compensation committee to permit loans, however, and could require that adequate security be provided.

Although the term of each stock option would be determined by the compensation committee, no stock option would be exercisable under the Incentive Plan after ten years from the date it was granted. Stock options generally would be exercisable for limited periods of time if an option holder dies, becomes disabled (as defined in the Incentive Plan), is terminated without cause, or voluntarily leaves his or her employment or directorship. If an option holder is terminated for cause (as defined in the Incentive Plan) or enters into competition (as defined in the Incentive Plan) with Spartan Stores, the option holder would forfeit all rights to exercise any outstanding stock options. If an option holder retires as an associate, the option holder could exercise options for the remainder of their terms, unless the terms of the option agreement or award provide otherwise.

Without compensation committee approval, stock options granted under the Incentive Plan generally could not be transferred, except by will or by the laws of descent and distribution, unless transfer is permitted by the terms of the grant or the applicable stock option agreement.

Federal Tax Consequences of Stock Options

Incentive Stock Options. Under current federal income tax laws, an option holder would not recognize income and Spartan Stores would not receive a deduction at the time an incentive stock option is granted. An option holder exercising an incentive stock option would not recognize income at the time of the exercise. The difference between the market value and the exercise price would, however, be a tax preference item for purposes of calculating alternative minimum tax. Upon sale or other disposition of the stock, as long as the option holder held the stock for at least one year after the exercise of the stock option and at least two years after the grant of the stock option, the option holder's basis would equal the exercise price and the option holder would pay tax on the difference between the sale proceeds and the exercise price as capital gain. Spartan Stores would receive no deduction for federal income tax purposes.

If, before the expiration of either of the two holding periods described above, the option holder sold shares acquired under an incentive stock option, the option holder generally would recognize compensation taxed as ordinary income equal to the difference between (1) the lesser of (a) the fair market value of the stock at the time of exercise or (b) the amount realized on the sale or disposition and (2) the exercise price paid for the stock. Spartan Stores would then receive a corresponding deduction for federal income tax purposes. Additional gains, if any, recognized by the option holder would result in the recognition of capital gain.

Nonqualified Stock Options. Federal income tax laws provide different rules for nonqualified stock options that do not meet the Internal Revenue Code's definition of an incentive stock option. An option holder would not recognize any income and Spartan Stores would not receive a deduction at the time a nonqualified stock option is granted. If a nonqualified stock option is exercised, the option holder would recognize compensation income in the year of exercise equal to the difference between the fair market value of the stock on the date of exercise and the exercise price paid. Spartan Stores would receive a corresponding deduction for federal income tax purposes, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply. The option holder's tax basis in the shares acquired would be the exercise price paid plus the amount of compensation income recognized. Sale of the stock after exercise would result in recognition of short-term or long-term capital gain (or loss).

Restricted Stock

The Incentive Plan also permits the compensation committee to award restricted stock, subject to the terms and conditions set by the compensation committee that are consistent with the Incentive Plan. The compensation committee could award restricted stock for any amount of consideration, or no consideration, as the compensation committee determines.

As with stock option grants, the compensation committee would establish the terms of individual awards of restricted stock in restricted stock agreements or certificates of award. Restricted stock granted to a participant would "vest" (i.e., the restrictions on it would lapse) in the manner and at the times that the compensation committee determines.

Unless the terms of a restricted stock agreement or award provide otherwise, if a participant's employment or directorship is terminated during the restricted period (i.e., the period of time during which restricted stock is subject to restrictions) for any reason other than death, disability or retirement, including termination for cause or entering into competition with Spartan Stores, the shares of the participant's restricted stock that are still subject to restrictions at that time would be forfeited and returned to Spartan Stores. If the participant's employment or directorship is terminated during the restricted period because of death, disability or (in the case of associates only) retirement, the restrictions on the participant's shares would terminate automatically with respect to that number of shares (rounded to the nearest whole number) equal to the total number of shares of restricted stock awarded to the participant, multiplied by the number of full months that have elapsed since the date of grant, divided by the total number of full months in the restricted period. All of the remaining shares would be forfeited and returned to Spartan Stores, unless the compensation committee provides otherwise.

Without compensation committee authorization, until the restricted stock vests a recipient of restricted stock would not be allowed to sell, exchange, transfer, pledge, assign or otherwise dispose of restricted stock other than to Spartan Stores or by will or the laws of descent and distribution. In addition, the compensation committee could impose other restrictions on shares of restricted stock. Holders of restricted stock would enjoy all other rights of a shareholder with respect to restricted stock, including the right to vote restricted shares at shareholders' meetings and the right to receive dividends. Any securities received by a holder of restricted stock pursuant to a stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of shares would be subject to the same terms, conditions and restrictions that are applicable to the restricted stock for which the shares are received.

Federal Tax Consequences of Restricted Stock

Generally, under current federal income tax laws a participant would not recognize income upon the award of restricted stock. However, a participant would be required to recognize compensation income at the time the restricted stock vests equal to the difference between the fair market value of the stock at vesting and the amount paid for the stock (if any). At the time the participant recognizes compensation income, Spartan Stores would be entitled to a corresponding deduction for federal income tax purposes, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply. If restricted stock is forfeited by a participant, the participant would not recognize income and Spartan Stores would not receive a deduction. Prior to the time the restricted stock vests, dividends paid on restricted stock would be reported as compensation income to the participant and Spartan Stores would receive a corresponding deduction.

A participant could, within 30 days after the date of an award of restricted stock, elect to report compensation income for the tax year in which the restricted stock is awarded. If the participant makes this election, the amount of compensation income would be equal to the difference between the fair market value of the restricted stock at the time of the award and the amount paid for the stock (if any). Any later appreciation in the value of the restricted stock would be treated as capital gain and recognized only when the participant sells the restricted stock. Dividends received after such an election would be taxable as dividends and not treated as additional compensation income. If, however, restricted stock is forfeited after the participant makes such an election, the participant would not be allowed any deduction for the amount that he or she earlier reported as income. Upon the sale of restricted stock, a participant would recognize capital gain (or loss) in the amount of the difference between the sale price and the participant's basis in the stock.

Stock Awards

Finally, the Incentive Plan also permits the compensation committee to make stock awards. The compensation committee could make stock awards for any amount of consideration, or no consideration, as the compensation committee determines. A stock award of Spartan Stores common stock would be subject to terms and conditions set by the compensation committee at the time of the award. Stock award recipients would generally have all voting, dividend, liquidation and other

rights with respect to awarded shares of Spartan Stores common stock. However, the compensation committee could impose restrictions on the assignment or transfer of Spartan Stores common stock awarded under the Incentive Plan.

Federal Tax Consequences of Stock Awards

The recipient of a stock award generally will recognize compensation income equal to the difference between the fair market value of the stock when it is awarded and the amount paid for the stock (if any). The recipient's tax basis in the stock so received would equal the amount of compensation income recognized on the award plus the amount paid by the recipient for the stock (if any). Spartan Stores will be entitled to a corresponding deduction equal to the amount of compensation income recognized by the recipient, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply. Upon a subsequent sale of the stock, the recipient will recognize capital gain or loss equal to the difference between the amount realized on the sale and the recipient's basis in the stock. Different rules may apply where the stock is transferred subject to a "substantial risk of forfeiture."

Effects of a Change in Control of Spartan Stores

Upon the occurrence of a "change in control" of Spartan Stores (as defined in Spartan Stores' Supplemental Executive Retirement Plan), all outstanding stock options would become immediately exercisable in full and would remain exercisable in accordance with their terms. All other outstanding incentive awards under the Incentive Plan would immediately become fully vested, exercisable and nonforfeitable. In addition, the compensation committee, without the consent of any affected participant, could determine that some or all participants holding outstanding stock options would receive, with respect to some or all of their stock options, cash in an amount equal to the greater of the excess of (1) the highest sale price of the shares on Nasdaq (or whatever quotation system or stock exchange on which Spartan Stores common stock is listed at the time) immediately before the effective date of the change in control or (2) the price per share actually paid in connection with the change in control, over the exercise price of the stock options.

Tax Withholding

If incentive awards are made under the Incentive Plan, Spartan Stores could withhold from any cash otherwise payable to a participant or require a participant to remit to Spartan Stores enough to satisfy federal, state, local and foreign withholding taxes. Tax withholding obligations could also be satisfied by withholding Spartan Stores common stock to be received upon exercise of or vesting of an incentive award or by delivering to Spartan Stores previously owned shares of common stock.

Termination and Amendment of the Incentive Plan

The board of directors could terminate the Incentive Plan at any time and could from time to time amend the Incentive Plan as it considers proper and in the best interests of Spartan Stores, provided that no amendment could impair any outstanding incentive award without the consent of the participant, except according to the terms of the Incentive Plan or the incentive award. No termination, amendment or modification could become effective with respect to any incentive award outstanding under the Incentive Plan without the prior written consent of the participant holding the award, unless the amendment or modification operated solely to the participant's benefit.

Effective Date of the Incentive Plan

Subject to shareholder approval, the Incentive Plan would take effect on May 9, 2001, and, unless terminated earlier by the board of directors, no awards could be made under the Incentive Plan after May 8, 2011.

If the Incentive Plan is not approved by the shareholders, no incentive awards will be made under the Incentive Plan to any director or associate of Spartan Stores, including the Chief Executive Officer or any of the four most highly compensated executive officers other than the Chief Executive Officer.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits to $1,000,000 the annual income tax deduction that a publicly held corporation may claim for compensation paid to its chief executive officer and to its four most highly compensated officers other than the chief executive officer. Qualified "performance-based" compensation is exempt from the $1,000,000 limit and may be deducted even if other compensation exceeds $1,000,000. The proposed Incentive Plan is intended to provide performance-based compensation under Section 162(m) to permit compensation associated with stock options awarded under the Incentive Plan to be tax deductible to Spartan Stores while allowing, as nearly as practicable, the continuation of Spartan Stores' preexisting practices with respect to the award of stock options. No participant in the Incentive Plan may be granted, with respect to any calendar year, awards representing more than 25% of the total number of shares of Spartan Stores common stock available for awards under the Incentive Plan.

Registration of Shares

Spartan Stores intends to register shares covered by the Incentive Plan under the Securities Act of 1933 before any incentive award could be exercised.

Your board of directors recommends that you vote <u>FOR</u> approval of the 2001 Stock Incentive Plan.

2001 Stock Bonus Plan

General

On May 9, 2001, the board of directors adopted and approved the 2001 Stock Bonus Plan (the "**Bonus Plan**"), subject to shareholder approval at the annual meeting. If approved by the shareholders, the proposed Bonus Plan will replace our 1991 Stock Bonus Plan, which is scheduled to expire by its terms on December 31, 2001.

The purpose of the Bonus Plan is to provide an opportunity for officers and key associates of Spartan Stores and its subsidiaries to receive a portion of their annual bonuses (if any) under one or more of Spartan Stores' other compensation plans or policies in the form of common stock. In addition, to reward their decision to receive stock instead of cash, the Bonus Plan would make an additional grant of shares to each such person in an amount equal to 30% of the percentage of his or her bonus that he or she elects to receive in stock. For example, if a participant is entitled to receive a $1,000 bonus under one or more of Spartan Stores' other compensation plans or policies, the participant elects to receive the entire bonus in the form of common stock, and the market value of a share of Spartan Stores common stock at the time is $10, then the participant would receive 130 shares of common stock ($1,000 multiplied by 1.3 and divided by $10), subject to applicable tax withholding.

The board of directors believes that Spartan Stores' interests would be advanced by securing for Spartan Stores and its shareholders the benefits of the incentive inherent in the ownership of Spartan Stores common stock by officers and key associates of Spartan Stores. The board of directors believes that approval of the Bonus Plan is in the best interests of Spartan Stores and its shareholders and desires to make additional shares available for issuance under the Bonus Plan.

The Bonus Plan is designed to help Spartan Stores attract and retain officers and key associates of exceptional abilities, to provide participants with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of Spartan Stores and its subsidiaries, and to join the interests of participants with the interests of other Spartan Stores shareholders.

The benefits payable had the Bonus Plan been in effect in fiscal 2001 are not determinable. Likewise, amounts that may be paid under the Bonus Plan in future years are not presently determinable.

The following is a summary of the principal features of the proposed Bonus Plan. This summary is not complete and is qualified in its entirety by reference to the terms of the Bonus Plan, a copy of which is attached as **Appendix C** to this proxy statement.

Authorized Shares

Subject to certain anti-dilution adjustments, 300,000 shares of Spartan Stores common stock would be available for issuance to participants under the Bonus Plan. On May 23, 2001, the closing price of Spartan Stores common stock on Nasdaq was $11.90 per share.

Eligible Participants

Although officers and associates of Spartan Stores and subsidiaries selected by the compensation committee could participate in the Bonus Plan, we anticipate that the participants in the Bonus Plan will primarily be officers of Spartan Stores (currently ten persons) and officers and key associates of Spartan Stores and its subsidiaries (currently approximately 30 additional persons). The compensation committee may, in its discretion, require a participant to complete a period of service with Spartan Stores or a subsidiary before being allowed to participate in the Bonus Plan, and may condition participation on the execution of an employment contract by the associate, on the execution of any other contract or waiver, or on any other action that the compensation committee deems appropriate. Furthermore, the compensation committee may require persons subject to Section 16 of the Securities Exchange Act of 1934 to make irrevocable advance elections concerning participation in the Bonus Plan.

Officers and key associates of Spartan Stores and its subsidiaries may be considered to have an interest in the Bonus Plan because they may receive stock under the Bonus Plan.

Administration of the Bonus Plan

The Bonus Plan would be administered by the compensation committee of the board of directors. The compensation committee would have full power and authority to interpret the Bonus Plan and to supervise the administration of the Bonus Plan.

Notification and Election

As soon as practicable after we determine that a cash bonus for the preceding fiscal year is payable to an eligible participant under one or more of our other compensation plans or policies, we will notify that person of the amount of his or her bonus. A person wishing to participate in the Bonus Plan with respect to that bonus would then have ten days after the notice to complete and return an election form. A participant may elect to receive up to 100% of his or her bonus payment in shares of common stock, rather than in cash.

Number of Shares Awarded

For the purpose of determining how many shares of common stock will be awarded in response to a participant's election, the value of a share of common stock would be the average of the high and low sales prices of shares of Spartan Stores common stock on Nasdaq (the "**market value**") on the first trading day after all participants' election forms are due.

Upon receipt of an election form from a participant, the number of shares of common stock to be issued to that participant would be determined. This calculation would be made as follows:

- The dollar amount of the portion of the participant's bonus that he or she elected to receive in stock (the "**elective share**") would be multiplied by 30%, and this result (the "**bonus amount**") would be added to the elective share.

- The sum of the participant's elective share and bonus amount would then be divided by the market value of a share of common stock (determined as described above). The number of full shares resulting from this calculation would then be issued to the participant, subject to applicable tax withholding.

No fractional shares would be issued under the Bonus Plan. Instead, any portion of the participant's elective share or bonus amount that cannot be paid in whole shares of common stock would be paid in cash instead.

Termination of Participation

If a participant dies or his or her employment with Spartan Stores or any of its subsidiaries is terminated for any reason prior to when the participant has made his or her participation election, the participant would no longer be eligible to participate in the Bonus Plan, and would thereafter have no right to elect to receive any portion of his or her bonus in stock. If a participant dies or his or her employment with Spartan Stores or any of its subsidiaries is terminated for any reason between the time of his or her participation election and the time stock certificates are issued for the shares awarded under the Bonus Plan, then Spartan Stores may, in its discretion, deliver the certificate or make a cash payment equal to the market value of the shares to be reflected on the certificate to the participant or his or her estate or designated beneficiary, as the case may be. If a participant (or prospective participant) incurs a disability (as defined in the

Bonus Plan) at any time during his or her employment with Spartan Stores, the compensation committee may determine whether or not that individual can continue to participate in the Bonus Plan with respect to any bonus earned prior to or during the period of the participant's disability.

Federal Tax Consequences of the Bonus Plan

A participant generally will recognize compensation income in the year in which the participant receives the bonus equal to the fair market value of the stock received. Spartan Stores will be entitled to a deduction equal to the amount of compensation income recognized by the participant, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply. A participant's tax basis in the shares received under the Bonus Plan will be equal to the amount of income recognized by the participant with respect to the shares. Upon a subsequent sale of the stock, the participant will recognize capital gain or loss equal to the difference between the amount realized on the sale and the recipient's tax basis in the stock.

Tax Withholding

Under the Bonus Plan, Spartan Stores or a subsidiary would make whatever provisions it deems appropriate for withholding any taxes required to be withheld in connection with the award of shares under the Bonus Plan. This may include withholding shares of common stock from awards to participants or delivering to Spartan Stores previously owned common stock.

Termination and Amendment of the Bonus Plan

The board of directors may terminate the Bonus Plan at any time, or may from time to time amend the Bonus Plan as it deems proper and in the best interests of Spartan Stores. However, no amendment may be made during (1) the period when Spartan Stores has notified a prospective participant that he or she can elect to participate in the Bonus Plan, with respect to that year's bonus, or (2) during the period when the participant has returned an election form to Spartan Stores but not yet received the shares to be awarded, if the amendment would in either case operate to the detriment of the participant with respect to that election.

Effective Date and Term of the Bonus Plan

Subject to shareholder approval, the Bonus Plan would take effect on May 9, 2001 and would continue in effect until terminated by the board of directors, or until all shares of common stock authorized under the Bonus Plan have been issued, whichever happens first.

Registration of Shares

Spartan Stores intends to register shares of common stock covered by the Bonus Plan under the Securities Act of 1933 before any shares are issued under the Bonus Plan.

Your board of directors recommends that you vote FOR approval of the 2001 Stock Bonus Plan.

2001 Associate Stock Purchase Plan

General

On May 9, 2001, the board of directors adopted and approved, subject to shareholder approval, the Spartan Stores, Inc. 2001 Associate Stock Purchase Plan (the "**Associate Plan**"). The board of directors believes that

Spartan Stores' interests would be advanced by securing for Spartan Stores and its shareholders the benefits of the incentive inherent in the ownership of the company's common stock by associates. The board of directors believes that approval of the Associate Plan is in the best interests of Spartan Stores and its shareholders.

The purpose of the Associate Plan is to encourage associates of Spartan Stores and its subsidiaries to promote the best interests of Spartan Stores and align the interests of associates with those of Spartan Stores' shareholders by permitting associates to purchase shares of Spartan Stores common stock at a price less than the market price. The purchase of stock through the Associate Plan is intended to qualify as the exercise of an option granted under an employee stock purchase plan, as defined in Section 423 of the Internal Revenue Code.

The benefits payable under the Associate Plan are presently not determinable and the benefits that would have been payable had the Associate Plan been in effect during the most recent fiscal year are similarly not determinable. Because officers and associates of Spartan Stores and its subsidiaries may elect to participate in the Associate Plan, they may be considered to have an interest in the Associate Plan.

The following summarizes the principal features of the Associate Plan. This summary is not complete and is qualified in its entirety by reference to the terms of the Associate Plan, a copy of which is attached as **Appendix D** to this proxy statement.

Authorized Shares

Subject to certain anti-dilution adjustments, 200,000 shares of Spartan Stores common stock would be authorized for purchase under the Associate Plan. On May 23, 2001, the closing price of Spartan Stores common stock on Nasdaq was $11.90 per share.

Eligible Associates

All active associates of Spartan Stores or its subsidiaries would be eligible to participate in the Associate Plan, except those who (1) normally work less than 20 hours per week, (2) normally work less than five months per year or (3) have been employed for less than one year. Presently, officers who have been employed for more than a year (currently six persons) and most of Spartan Stores' active associates (approximately 7,900 additional persons) could participate in the Associate Plan.

Purchase of Spartan Stores Stock

An associate who wishes to participate in the Associate Plan would authorize Spartan Stores to make regular payroll deductions from the associate's compensation to be used for the purchase of stock pursuant to the Associate Plan. Once payroll deductions begin, all of these deductions would be credited to the associate's payroll deduction account under the Associate Plan.

In the Associate Plan, the term "**stock purchase date**" means the last working day of each "**option period**" (each calendar quarter). On each stock purchase date, a participant would be granted an option to purchase as many whole shares of Spartan Stores common stock as could be purchased with the funds in the participant's payroll deduction account on the stock purchase date. This option would be automatically exercised unless the participant terminates participation in the Associate Plan. Any option that is not exercised would automatically expire. No option may extend beyond the time limits specified in the Internal Revenue Code.

The purchase price of each share would be 85% of the market value of shares of Spartan Stores common stock on the stock purchase date, unless the compensation committee determines to use a higher price.

Limitations on Participation

The compensation committee may determine the maximum level of individual participation annually, in its discretion. However, in no event may a participant receive any option that would permit the participant's rights to purchase Spartan Stores common stock under the Associate Plan to accrue at a rate that exceeds $25,000 of fair market value of the stock in any one calendar year, and in no event could such option rights accrue at a rate that exceeds that permitted by the Internal Revenue Code. In addition, no participant would be granted option rights under the Associate Plan if the participant, immediately after receiving the grant of such option rights, would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of Spartan Stores or any of its subsidiaries.

Termination of Participation

A participant could elect at any time to terminate his or her participation in the Associate Plan and permanently withdraw the balance accumulated in his or her payroll deduction account upon proper notice to Spartan Stores. In the event of a participant's retirement, death or termination of employment, the balance in the participant's payroll deduction account would be paid to the participant or, in the event of the participant's death, the participant's estate.

Transfer and Assignment

Rights under the Associate Plan are not transferable by a participant other than by will or the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant.

Federal Tax Consequences of the Associate Plan

The following discussion of the tax consequences of the Associate Plan assumes that stock will be sold under the plan at 85% of the market value on a stock purchase date.

An associate will not recognize income upon enrolling in the Associate Plan or upon purchasing shares of common stock. Ordinarily, an associate will not recognize income until the shares are sold or otherwise disposed of by the associate or the associate dies while owning the shares.

If an associate sells or otherwise disposes of the stock more than two years after the stock purchase date, then the associate will recognize ordinary income in the year of sale or disposition equal to the lesser of (1) 15% of the fair market value of the stock on the stock purchase date or (2) the excess of the fair market value of the stock on the date of sale or disposition over the amount paid for the stock. Any additional gain or loss will be a capital gain or loss.

If an associate sells or otherwise disposes of the stock prior to satisfying the statutory holding period above, then the associate will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock on the stock purchase date over the amount paid for the stock. Any additional gain or loss on such sale or other disposition will be a capital gain or loss.

If an associate owns stock purchased under the Associate Plan at death, the participant's estate will recognize ordinary income in the year of death equal to the lesser of (1) 15% of the fair market value of the stock on the stock purchase date or (2) the excess of the fair market value of the stock on the date of death over the amount paid for the stock.

The offer, purchase or sale of common stock under the Associate Plan will have no tax consequences to Spartan Stores, except that Spartan Stores will be entitled to a deduction equal to the amount of ordinary income recognized by an associate upon a sale or disposition of stock prior to satisfying the statutory holding period described above. Any such deduction will be subject to the limitations of Section 162(m) of the Internal Revenue Code.

Tax Withholding

The Associate Plan provides that Spartan Stores may make provisions for the withholding of any taxes or the payment of any taxes that Spartan Stores may be required to withhold or pay in connection with an associate's participation in the Associate Plan.

Administration of the Associate Plan

The Associate Plan would be administered by the compensation committee of the board of directors or any other committee that the board may designate.

Amendment and Termination of the Associate Plan

The compensation committee or the board could amend the Associate Plan at any time and could also terminate the Associate Plan at any time.

Effective Date of the Associate Plan

If approved by shareholders, the Associate Plan would become effective on May 9, 2001 and the first option period would begin on October 1, 2001.

Registration of Shares

Spartan Stores intends to register shares of common stock covered by the Associate Plan under the Securities Act of 1933 before any shares are issued under the Associate Plan.

Your board of directors recommends that you vote __FOR__ approval of the 2001 Associate Stock Purchase Plan.

Directors' Stock Purchase Plan

General

The board of directors believes that Spartan Stores' interests would be advanced by securing for Spartan Stores and its shareholders the benefits of the incentive inherent in the ownership of the company's common stock by Spartan Stores' directors. As a result, on October 11, 2000, the board adopted and approved the Spartan Stores, Inc. Directors' Stock Purchase Plan (the "**Directors' Plan**"). The Board of Directors believes that approval of the Directors' Plan is in the best interests of Spartan Stores and its shareholders.

The Directors' Plan provides that directors of Spartan Stores may elect to receive at least 25% and up to 100% of their director's fees (described below) in the form of Spartan Stores common stock. The purposes of the Directors' Plan are to provide an opportunity and means by which participants can increase their financial interest in Spartan Stores, and thereby increase their personal interest in Spartan Stores' continued success, through the payment of director's fees in the form of Spartan Stores' common stock.

As of May 9, 2001 (the date of the most recent board meeting), a total of four directors of Spartan Stores had elected to receive a total of $71,500 of their respective director's fees in the form of Spartan Stores common stock, resulting in the issuance of 8,474 shares of Spartan Stores common stock. Future benefits payable under the Directors' Plan are presently not determinable because they will depend on Spartan Stores' directors' respective decisions to receive all or a portion of their director's fees in common stock rather than in cash.

Although the Directors' Plan has been in effect since October 2000, the board has determined to terminate the Directors' Plan if Spartan Stores' shareholders do not approve it at the annual meeting.

Because directors (and nominees for director) of Spartan Stores may elect to participate in the Directors' Plan, they may be considered to have an interest in the Directors' Plan.

The following is a summary of the principal features of the Directors' Plan. This summary is not complete and is qualified in its entirety by reference to the Directors' Plan, a copy of which is attached as **Appendix E** to this proxy statement.

Authorized Shares

Subject to certain anti-dilution adjustments, up to 25,000 shares of Spartan Stores common stock could be issued under the Directors' Plan. As noted above, as of May 9, 2001, 8,474 shares had already been issued under the Directors' Plan. On May 23, 2001, the closing price of Spartan Stores common stock on Nasdaq was $11.90 per share.

Participants

Only directors of Spartan Stores (eight persons immediately after the annual meeting) are eligible to participate in the Directors' Plan. A director will be eligible to become a participant in the Directors' Plan on the first day of his or her term as a director. A director will no longer be a participant when he or she is no longer a director of Spartan Stores.

Administration of the Directors' Plan

The Directors' Plan will be administered by the board of directors or any committee that the board designates to administer the Directors' Plan. The board (or the committee) has full power and authority to interpret the Directors' Plan and to supervise the administration of the Directors' Plan. Spartan Stores will bear the expenses of administering the Directors' Plan.

Election to Receive Common Stock

Directors may elect to receive payment of at least 25% and up to 100% of their director's fees in the form of Spartan Stores common stock. The term "**director's fees**" means the amount of income payable to a director for his or her service as a director of Spartan Stores, including payments for attendance at meetings of Spartan Stores' board of directors or meetings of committees of the

board, as well as any retainer fee paid to the director as a member of the board. See "Compensation of Directors" on page 6 for a discussion of the fees that Spartan Stores' directors receive for their services.

If a director elects to receive Spartan Stores common stock in lieu of some or all of his or her director's fees, the director will receive a number of shares of common stock, rounded down to the nearest whole share, determined by dividing (1) the dollar amount of his or her director's fees that he or she has elected to receive in common stock by (2) the market value of Spartan Stores common stock. Market value is determined as of the first day preceding the date on which a director's fee is payable and on which shares of Spartan Stores common stock were traded on Nasdaq.

If the total market value of the purchased common stock is less than the total amount of the director's fees that a director has elected to receive in common stock on the applicable date, then that director will receive the difference in cash.

Federal Tax Consequences of the Directors' Plan

A director must recognize compensation income on the value of the common stock that he or she receives under the Directors' Plan when the stock is issued. When the director recognizes this compensation income, Spartan Stores will be entitled to a corresponding deduction for federal income tax purposes, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply.

When a director sells shares of common stock received under the Directors' Plan (subject to any terms imposed by Spartan Stores to ensure compliance with federal or state securities laws), he or she will recognize capital gain (or loss) in the amount of the difference between the sale price and the value of the stock that the director previously reported as compensation income.

Tax Withholding

Directors who are associates of Spartan Stores must authorize Spartan Stores to withhold and deduct from any regular cash compensation payable to them any taxes required to be withheld under federal, state or local law attributable to a stock issuance under the Directors' Plan. Alternatively, the committee may require directors who are associates to pay any tax withholding liability of Spartan Stores, prior to taking any action with respect to a stock issuance.

Assignability of Rights under the Directors' Plan

Directors may not assign, transfer, sell, pledge or otherwise dispose of any of their rights as participants, or any shares of common stock to be issued to them, under the Directors' Plan. However, once a director has received shares of common stock under the Directors' Plan, he or she may sell or dispose of them, so long as the director complies with federal and state securities laws in doing so.

Amendment and Termination of the Directors' Plan

The Directors' Plan will terminate when all 25,000 shares of Spartan Stores common stock authorized under the Directors' Plan have been issued, or when Spartan Stores terminates the Directors' Plan, whichever occurs first.

Spartan Stores may amend or terminate the Directors' Plan at any time. However, no amendment or termination may reduce or revoke shares of common stock to be issued to participants as of the later of the date the amendment is adopted or the effective date of the amendment or termination.

Registration of Shares

Spartan Stores has already registered the 25,000 shares of Spartan Stores common stock that could be issued pursuant to the Directors' Plan under the Securities Act of 1933.

Your board of directors recommends that you vote FOR approval of the Directors' Stock Purchase Plan.

Ownership of Spartan Stores Stock

Five Percent Shareholders

To our knowledge, no person or other entity was the beneficial owner of 5% or more of Spartan Stores' outstanding shares of common stock as of May 23, 2001.

Security Ownership of Management

The following table sets forth the number of shares of common stock that each of our directors and nominees for director, each of our named executive officers (as that term in defined in the Summary Compensation Table on pages 23-24) and all directors, nominees for directors and executive officers of Spartan Stores as a group beneficially owned as of May 23, 2001:

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership[1] | | | |
	Sole Voting And Dispositive Power[2]	Shared Voting or Dispositive Power[3]	Total Beneficial Ownership	Percent of Class[4]
James B. Meyer	48,605	44,476	93,081	*
Russell H. VanGilder, Jr................	0	677,900	677,900	3.5
Alex J. DeYonker	1,000	0	1,000	*
Elson S. Floyd, Ph.D.	2,043	0	2,043	*
Richard B. Iott	392,811	156,776	549,587	2.9
Joel A. Levine................................	1,544	0	1,544	*
Elizabeth A. Nickels.......................	2,593	0	2,593	*
Gregory P. Josefowicz...................	0	0	0	*
David M. Staples	3,362	0	3,362	*
Joel B. Barton	5,383	0	5,383	*
John M. Sommavilla.......................	14,031	0	14,031	*
David deS. Couch..........................	20,467	0	20,467	*
All directors, nominees and executive officers as a group (17 persons)	504,488	880,152	1,384,640	7.2

*Less than 1%.

(1)   The number of shares stated is based on information provided by each person listed and includes shares personally owned by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

(2)   These numbers include shares held directly and shares subject to options that are currently exercisable or that will be exercisable within 60 days after May 23, 2001 and that were awarded under Spartan Stores' stock-based compensation plans. The number of shares subject to such stock options for each listed person is shown on the next page:

James B. Meyer	34,736
Russell H. VanGilder, Jr.	0
Alex J. DeYonker	0
Elson S. Floyd, Ph.D.	0
Richard B. Iott	0
Joel A. Levine	0
Elizabeth A. Nickels	0
Gregory P. Josefowicz	0
David M. Staples	1,336
Joel B. Barton	1,336
John M. Sommavilla	1,336
David deS. Couch	5,344
All directors, nominees and executive officers as a group...................	44,088

(3)   These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, children or other relatives over whom the listed person may have influence by reason of relationship.

(4)   The percentages set forth in this column were calculated on the basis of 19,315,911 shares of common stock outstanding as of May 23, 2001, plus shares of common stock subject to options held by the listed person and that are currently exercisable or that will be exercisable within 60 days after May 23, 2001. Shares subject to such options are considered to be outstanding for purposes of this table. The number of shares subject to such options for each listed person is set forth in footnote (2) above.

Spartan Stores' Officers

The following sets forth biographical information concerning Spartan Stores' officers who are not also directors of Spartan Stores:

Joel B. Barton (age 49). Mr. Barton has been our Executive Vice President Sales and Marketing since November 2000. He served as our Vice President Retail from January 2000 to November 2000. From 1998 to 1999, he was Senior Vice President Supermarket Division of Raley's, a supermarket chain based in California. From 1997 to 1998, he was Vice President of Marketing of Raley's and from 1995 to 1997 was Director of Corporate Merchandising of Raley's.

David deS. Couch (age 50). Mr. Couch has been our Vice President Information Technology since May 1996. He previously served as our Director of Management Information Services from December 1991 to May 1996.

Mark C. Eriks (age 44). Mr. Eriks has been our Vice President Human Resources since January 2001. From June 1999 to January 2001, he was a member of Miller, Johnson, Snell & Cummiskey, P.L.C., a law firm in Grand Rapids, Michigan. From March 1989 to June 1999, he was employed by Waste Management, Inc., a waste disposal company, where he held the position of Vice President of Human Resources.

Gary L. James (age 47). Mr. James has been our Vice President Retail Operations since December 2000. From August 2000 to December 2000, Mr. James served as our Divisional Vice President of Operations for Food Town. Before August 2000, Mr. James served as General Manager of H.E. Butt Grocery's Central Market in Austin, Texas, a supermarket chain. Before that, he served as Vice President of Operations with Fresh Fields Markets, Inc., a supermarket chain.

Sally J. Lake (age 36). Ms. Lake has been our Vice President Marketing since December 2000. She joined our company in 1985 as a general merchandise senior clerk and has held several management positions with us. Before she became Vice President Marketing, she was the Divisional Vice President of Sales and Marketing for our retail division.

Kevin N. Rose (age 43). Mr. Rose joined Spartan Stores as our Vice President Merchandising in April 2001. From September 1993 to April 2001, Mr. Rose served as the Director of the Deli/Bakery and the DSD/Dairy/Frozen departments of Meijer, Inc., a retail and supermarket chain.

John M. Sommavilla (age 41). Mr. Sommavilla has been our Executive Vice President Merchandising and Logistics since November 2000. He served as our Vice President Purchasing from June 1999 to November 2000. He served as our Director of Perishables from July 1996 to June 1999 and as our Manager of Frozen/Dairy Purchasing/ Inbound from 1994 to July 1996. Mr. Sommavilla joined Spartan Stores in 1985.

David M. Staples (age 38). Mr. Staples has been our Executive Vice President and Chief Financial Officer since November 2000. He has served as our Chief Financial Officer since January 2000 and was our Vice President Finance from January 2000 to November 2000. From 1995 to December 1999, he was Divisional Vice President–Strategic Planning and Reporting for Kmart Corporation, a retail chain. Before that he was in the audit and business advisory practice of Arthur Andersen, LLP, a national accounting firm.

Thomas A. Van Hall (age 45). Mr. Van Hall has been our Vice President Finance since March 2001. Prior to joining Spartan Stores, Mr. Van Hall served from May 2000 to March 2001 as Vice President—Planning and Analysis of the U.S. Foods Division of Sara Lee Corporation, a manufacturer and marketer of brand name products. From December 1997 to May 2000, he served as the Vice President— Supply Chain of the Bil Mar Foods Division of Sara Lee Corporation. From April 1997 to December 1997, he served as Director of Retail Sales and from January 1991 to April 1997 he served as Vice President—Finance of the Bil Mar Foods Division of Sara Lee Corporation.

Executive Compensation

Compensation Summary

The following table shows certain information concerning the compensation earned during each of the three fiscal years in the period ended March 31, 2001, by the Chief Executive Officer and each of Spartan Stores' four most highly compensated executive officers who served in positions other than the Chief Executive Officer at the end of the last completed fiscal year (together with the CEO, the "**named executive officers**"):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year[1]	Annual Compensation: Salary	Annual Compensation: Bonus[2]	Long-Term Compensation Awards: Number of Securities Underlying Options[3]	All Other Compensation[4]
James B. Meyer	2001	$ 558,555	$ 223,653	105,344	$ 12,075
Chairman of the Board, President	2000	451,570	222,073	5,344	12,164
and Chief Executive Officer	1999	371,540	220,566	5,344	8,136
David M. Staples[5]	2001	260,183	86,032	51,336	52,061
Executive Vice President and	2000	51,924	58,000	0	3,464
Chief Financial Officer					
Joel B. Barton[5]	2001	253,223	91,901	51,336	24,652
Executive Vice President Sales	2000	51,924	45,000	0	0
and Marketing					
John M. Sommavilla..................	2001	197,125	78,524	51,336	8,357
Executive Vice President	2000	124,085	60,174	0	4,697
Merchandising and Logistics	1999	92,825	35,988	0	3,955
David deS. Couch......................	2001	201,220	60,989	26,336	9,741
Vice President Information	2000	183,365	67,892	1,336	9,655
Technology	1999	168,260	68,349	1,336	7,313

(1) Spartan Stores' fiscal year ends on the last Saturday of March. Accordingly, "2001" refers to the fiscal year that ended on March 31, 2001, "2000" refers to the fiscal year that ended on March 25, 2000 and "1999" refers to the fiscal year that ended on March 27, 1999. Fiscal 2001 was a 53-week year. Fiscal 2000 and fiscal 1999 were both 52-week years.

(2) The amounts listed in this column include bonus amounts elected under the 1991 Stock Bonus Plan, plus an amount equal to 30 percent of such bonus amounts, to be received in common stock. The amounts listed in this column also include cash bonuses accrued in fiscal years 1999, 2000 and 2001 for payment in the following year pursuant to Spartan Stores' Annual Incentive Plan.

(3) For options granted prior to the August 2000 merger with Seaway Food Town, this column reflects the effects of the August 2000 conversion of Spartan Stores Class A common stock, $2 par value, into common stock, no par value, and a stock split pursuant to a dividend of 0.336 shares of common stock for each share of common stock outstanding immediately before the merger with Seaway Food Town.

(4) The compensation listed in this column for fiscal 2001 consists of: (a) amounts paid by Spartan Stores for split dollar and term life insurance; (b) Spartan Stores' matching contributions under its Savings Plus Plan; and (c) amounts paid for relocation expenses in connection with acceptance of employment. The amounts included for each such factor for fiscal 2001 are:

	(a)	(b)	(c)
Mr. Meyer	$ 1,575	$ 10,500	$ 0
Mr. Staples	0	4,892	47,169
Mr. Barton	0	5,020	19,632
Mr. Sommavilla	0	8,357	0
Mr. Couch	700	9,041	0

(5)   Mr. Staples and Mr. Barton joined Spartan Stores in January 2000. Accordingly, amounts listed as salary for fiscal 2000 for these persons represent only approximately three months of compensation. The amounts listed as their bonuses for fiscal 2000 represent signing bonuses.

Stock Options

Under Spartan Stores' 1991 Stock Option Plan, options to purchase common stock may be granted to officers. The following tables set forth information concerning stock options granted under the 1991 Stock Option Plan during fiscal 2001 to the named executive officers and the unexercised options held by them as of the end of fiscal 2001. None of the named executive officers exercised any options during fiscal 2001.

OPTION GRANTS IN LAST FISCAL YEAR [1]

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expira- tion Date	5%	10%
James B. Meyer	5,344	1.6%	$ 9.96	5/9/2010	$ 33,474	$ 84,829
	100,000	29.4	7.44	10/10/2010	467,898	1,185,744
David M. Staples	1,336	0.4	9.96	5/9/2010	8,368	21,207
	50,000	14.7	7.44	10/10/2010	233,949	592,872
Joel B. Barton	1,336	0.4	9.96	5/9/2010	8,368	21,207
	50,000	14.7	7.44	10/10/2010	233,949	592,872
John M. Sommavilla	1,336	0.4	9.96	5/9/2010	8,368	21,207
	50,000	14.7	7.44	10/10/2010	233,949	592,872
David deS. Couch	1,336	0.4	9.96	5/9/2010	8,368	21,207
	25,000	7.4	7.44	10/10/2010	116,974	296,436

_____

(1)   With respect to the stock options that expire on May 9, 2010, the exercise price per share represents the "trading value" of Spartan Stores' former Class A common stock in effect on the date of grant, adjusted for the August 2000 conversion of Class A common stock, $2 par value, into shares of common stock, no par value, and a stock split pursuant to a dividend of 0.336 shares of common stock for each share of common

stock outstanding immediately before the merger with Seaway Food Town. These options were exercisable immediately upon grant. The trading value was the price at which the board of directors determined (prior to the listing of Spartan Stores common stock on Nasdaq) to issue or purchase shares of Spartan Stores Class A common stock. With respect to the stock options that expire on October 10, 2010, the exercise price per share equals the average of the high and low sales price of Spartan Stores common stock on Nasdaq on the most recent trading day before the option grant. These options are exercisable in three equal yearly increments. In other words, one-third of such an option becomes exercisable on the first anniversary of the grant date, the second one-third becomes exercisable on the second anniversary of the grant date and the final one-third becomes exercisable on the third anniversary of the grant date. All options were granted for a term of 10 years. Options terminate, subject to limited exercise provisions, in the event of death, retirement, or other termination of employment. The exercise price of the options may be paid in cash, by delivering shares of common stock that are already owned by the option holder, or any combination thereof.

<h3 style="text-align:center">FISCAL YEAR-END OPTION VALUES</h3>

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End [1]	
	Exercisable	Unexercisable	Exercisable	Unexercisable
James B. Meyer	34,736	100,000	$ 46,012	$ 231,000
David M. Staples	1,336	50,000	0	115,500
Joel B. Barton	1,336	50,000	0	115,500
John M. Sommavilla	1,336	50,000	0	115,500
David deS. Couch	5,344	25,000	2,445	57,750

_____

(1)   Represents the difference between the exercise price of the options and the market value of Spartan Stores common stock at fiscal year-end, multiplied by the number of shares. Based on the closing price of Spartan Stores common stock on Nasdaq on March 30, 2001, the market value of Spartan Stores common stock at fiscal year-end was $9.75 per share. Some of the options reflected in this table have higher exercise prices than $9.75 per share.

Long-Term Incentive Awards

Spartan Stores' Long-Term Incentive Plan permits Spartan Stores to award shares of common stock to plan participants if certain corporate performance goals are achieved over a performance period. A "**performance period**" is a three-year period beginning on the first day of each of Spartan Stores' fiscal years during the term of the plan. A new performance period starts at the beginning of each fiscal year.

The following table sets forth certain information concerning awards of long-term incentive compensation that will be paid to the named executive officers for the performance period beginning with fiscal 2001 if Spartan Stores achieves the threshold performance criteria established for that performance period:

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights[(1)]	Performance Or Other Period until Maturation or Payout	Estimated Future Payouts Under Non-Stock-Price-Based Plans[(2)]		
			Threshold	Target	Maximum
James B. Meyer	50%	3 yrs	$146,621	$293,241	$439,862
David M. Staples	30%	3 yrs	40,979	81,958	122,936
Joel B. Barton	30%	3 yrs	39,883	79,765	119,648
John M. Sommavilla	30%	3 yrs	31,047	62,094	93,142
David deS. Couch	30%	3 yrs	31,692	63,384	95,076

(1) Under Spartan Stores' Long-Term Incentive Plan, key management employees may earn incentive compensation based upon achievement of specified return on shareholders' equity ("**ROE**") goals over a performance period. If Spartan Stores achieves the target ROE levels during the performance period that started at the beginning of fiscal 2001, the numbers reported in the column under the heading "Number of Shares, Units or Other Rights" represent the percentage of each officer's average base salary that the officer will receive as bonus compensation under the plan for that performance period. The board has established the ROE goals and the compensation committee will determine actual award amounts. If higher or lower actual ROE levels are attained during the performance period, the percentage of base salary to be received as bonus compensation by each officer will be correspondingly higher, lower or zero. Bonuses are conditioned upon achieving a minimum or "threshold" ROE level. These ROE goals are in effect for the performance period that began on the first day of fiscal 2001. To date, Spartan Stores has not met or exceeded the minimum performance goal for any previous performance periods. Accordingly, no stock awards have yet been made under the Long-Term Incentive Plan.

(2) Under the Long-Term Incentive Plan, amounts earned as bonus compensation are calculated based on each officer's average base salary during the performance period. For purposes of illustration, the "Threshold," "Target" and "Maximum" amounts in the table have been calculated using each named officer's base salary for fiscal 2001 (as reported in the Summary Compensation Table), adjusted for 5% annual increases. Any future payouts under the Long-Term Incentive Plan will be paid in shares of common stock that have a market value, as of the beginning of the performance period, equal to 100% of the amount payable under the Long-Term Incentive Plan.

Employment Agreements and Change in Control Arrangements

Spartan Stores' officers are appointed annually by and serve at the pleasure of the board or the Chief Executive Officer. On August 14, 1996, the board appointed Mr. Meyer President and Chief Operating Officer of Spartan Stores, and as of that date Mr. Meyer entered into an employment agreement with Spartan Stores. As of July 1997, he became the President and Chief Executive Officer of Spartan Stores, pursuant to the terms of the employment agreement. Under the employment agreement, Mr. Meyer's annual base salary is to be and has been revised upon mutual agreement of Spartan Stores and Mr. Meyer on a year-to-year basis. Under the employment agreement, Spartan Stores provides Mr. Meyer with an automobile and other fringe benefits. The employment agreement may be terminated upon mutual agreement, upon Mr. Meyer's death or disability, by either party at its option upon 90 days' written notice to the other, for cause, or upon certain other events. Upon termination by Spartan Stores for any reason other than for cause or Mr. Meyer's death or disability, or upon termination by Mr. Meyer for good reason, Mr. Meyer will receive life, health, accident, and dental insurance benefits and an amount equal to his current salary for one year after the date of severance. In addition, all

options held by Mr. Meyer to acquire common stock will immediately vest and become exercisable for 90 days after the date of severance, all risks of forfeiture applicable to any restricted stock granted to Mr. Meyer will lapse and no longer apply, and Spartan Stores will purchase and transfer to Mr. Meyer the automobile then furnished to him.

Each of Spartan Stores' officers has also entered into an executive severance agreement with Spartan Stores. Under these agreements, if the officer's employment with Spartan Stores terminates during a termination period (which is defined for Mr. Meyer as the 36-month period and for the other officers as the 18-month period beginning on a change in control (as described below) of Spartan Stores), then the officer will receive payment of (1) the officer's unpaid base salary through the date of termination; (2) any earned or payable benefit awards and bonus payments pursuant to any plans; (3) the officer's target bonus under Spartan Stores' Annual Incentive Plan pro rated for the time the officer was employed in the fiscal year of termination; (4) a bonus under Spartan Stores' Long-Term Incentive Plan payable upon termination of the officer's employment without cause; and (5) the amount of salary and estimated bonus that would have been payable to the officer had his or her employment continued until the end of the termination period. Each officer other than Mr. Meyer also will receive the additional amount he or she would have been eligible to receive under the Pension Plan and Supplemental Executive Retirement Plan (the "**SERP**") had his or her employment continued until the end of the termination period. With certain exceptions, these payments will not be made if the officer's employment is terminated by Spartan Stores for cause, by the officer other than with notice and for good reason, or as a result of the officer's death, disability or retirement (a "**nonqualifying termination**").

The SERP establishes a target amount for payment to Mr. Meyer depending upon the date of his termination. Under Mr. Meyer's executive severance agreement, if Mr. Meyer's employment terminates at any time and for any reason after a change in control, Mr. Meyer will receive the target amount under the SERP to the extent it is not otherwise paid under the Pension Plan and the SERP on the date of termination (assuming the election of lump sum payment options under those plans). If Mr. Meyer's employment terminates for any reason other than a nonqualifying termination, Mr. Meyer's executive severance agreement provides that the SERP target amount will be determined by adding the following additional years to Mr. Meyer's date of termination: three years if the termination occurs in 2001, two years if the termination occurs between 2001 and 2010, and one year if the termination occurs in 2010.

The executive severance agreements further provide that upon a change in control, all unvested stock options will vest and all restrictions on ownership of stock previously issued to the officer will lapse. Each agreement also provides "gross up" payments if the payments under the agreement cause excise taxes under the Internal Revenue Code to be payable by the officer. With some exceptions, Spartan Stores also will maintain in full force and effect for the benefit of the officer and his or her spouse and covered dependents all employee benefit plans, programs and arrangements that the officer and his or her spouse and covered dependents were entitled to participate in immediately before the date of termination until the earlier of the end of the termination period or, as to any particular benefit, the date upon which the officer receives a substantially equal benefit from a new employer. The agreements also provide for automobile privileges and outplacement services.

The term "**change in control**" is defined in the executive severance agreements generally as (1) the acquisition by any person or group of 20% or more of the outstanding common stock or voting power of Spartan Stores, (2) the majority of the board being comprised of persons other than the current members of the board or their successors whose nominations were approved by at least two-thirds of the board or (3) the approval by the shareholders of certain mergers, reorganizations, plans of dissolution or sales of substantially all of Spartan Stores' assets.

Spartan Stores also has a policy that if an officer is terminated for any reason other than gross misconduct or gross failure to perform his or her duties, Spartan Stores will provide the officer with 12 months of salary continuation, paid in a lump sum, and 12 months of health care benefit continuation, paid at Spartan Stores' expense.

Pension Plan

Effective as of April 1, 1998, the benefit formula of Spartan Stores' Pension Plan was redesigned to utilize a cash balance approach. Under the cash balance formula, principal credits are added annually to a participant's "account." There are two types of principal credits—basic credits and transition credits. The basic credit equals a percentage of the participant's compensation based upon a participant's years of vested service at the beginning of each calendar year in accordance with the following table:

Years of Vested Service As of January 1	Percentage of Participant's Compensation
0 – 5	4 %
6 – 10	5
11 – 15	6
16 – 20	7
21 – 25	8
26 or more	9

In addition to the basic credit, a participant may be eligible to receive a transition credit equal to a percentage of the participant's compensation based upon the participant's age on the first day of the calendar year as follows:

Participant's Age as of January 1	Percentage of Participant's Compensation
Under 35	0%
35 – 39	2
40 – 44	4
45 – 49	6
50 – 54	8
55 and over	10

Transition credits are available for the 1998 through 2007 calendar years. However, if a participant had fewer than ten years of benefit service as of December 31, 1997, the participant is eligible for transition credits only for the number of calendar years equal to the participant's complete years of benefit service as of December 31, 1997.

In addition to the principal credits, interest credits are also added annually to a participant's "account" based upon the participant's account balance as of the last day of the immediately preceding calendar year. The interest rate used for this purpose is the average of 30-year Treasury constant maturities yields over the twelve months ending in November of the prior calendar year.

Upon termination of employment, a participant will be entitled to his or her vested accrued benefit, which can be distributed either in a monthly annuity or in a lump sum. If distributed in a lump sum, the participant's benefit generally will be equal to the participant's account balance. For persons who were participants before April 1, 1998, the Pension Plan provides that the retirement benefit will not be less than the benefit accrued as of March 31, 1998.

Spartan Stores also maintains the SERP, which provides nonqualified deferred compensation benefits to Spartan Stores' officers. The purpose of the SERP is to provide officers with the benefits which they are otherwise denied under the Pension Plan due to the annual dollar limit on compensation and other limitations of the Internal Revenue Code, which are known collectively as the "**statutory limits**." Accordingly, each officer's benefit under the SERP is equal to the officer's benefit that would have accrued under the Pension Plan but for the operation of the statutory limits, minus the accrued benefit actually payable to the officer under the Pension Plan calculated in accordance with the statutory limits. However, Mr. Meyer's SERP benefit is expressed as a target amount which is equal to the benefit that would have accrued but for the operation of statutory limits under the Pension Plan's formula that was in effect before April 1, 1998, minus his actual accrued benefit under the Pension Plan.

Benefits under the SERP are paid from Spartan Stores' general assets. There is no separate trust that has been established to fund benefits. As of March 31, 2001, the estimated total benefits payable under the Pension Plan and the SERP upon retirement at normal retirement age (age 65) for Messrs. Meyer, Staples, Barton, Sommavilla and Couch are expected to be approximately $6,770,000, $1,620,000, $490,000, $1,870,000 and $1,290,000, respectively.

Compensation Committee Interlocks and Insider Participation

The current members of the compensation committee are Dr. Floyd, Messrs. Iott and Levine and Ms. Nickels. In connection with the August 2000 merger with Seaway Food Town, Spartan Stores and Mr. Iott entered into a one-year consulting agreement that calls for total payments to Mr. Iott of approximately $113,500. This consulting agreement is scheduled to expire on August 2, 2001. In addition, Mr. Iott's father, Wallace D. Iott, the former Chairman of the Board of Seaway Food Town, entered into a one-year consulting agreement with Spartan Stores that calls for total payments to Wallace Iott of approximately $150,000. This consulting agreement is also scheduled to expire on August 2, 2001.

Prior to the August 2000 merger with Seaway Food Town, James G. Buick and Martin P. Hill were the members of the compensation committee. Mr. Hill has an ownership interest in a retail grocery business that purchases groceries, perishables, general merchandise and other products and services from Spartan Stores on an ongoing basis.

Certain Relationships and Related Transactions

Mr. VanGilder, a director of Spartan Stores, has ownership interests in retail grocery businesses that purchase groceries, perishables, general merchandise and other products and

services from Spartan Stores on an ongoing basis. To the extent that Spartan Stores engages in transactions and offers services that benefit its grocery distribution customers, the businesses in which Mr. VanGilder has ownership interests may benefit. Consequently, Mr. VanGilder may have a conflict of interest between the best interests of Spartan Stores and the businesses in which he has an ownership interest.

If Spartan Stores supplies groceries, perishables, general merchandise or other products or services in the ordinary course of business to a business in which a director owns an equity interest or is an officer, director, or associate or otherwise has an interest, it is Spartan Stores' policy and practice that the sale is deemed fair to Spartan Stores, and board approval is not specifically required, if the sale is made at prices and on terms, including discounts and rebates, no less favorable than those offered generally to customers that are not affiliated with any director.

For any other transaction in which a director has an interest, Spartan Stores' policy and practice that is the director may proceed with the transaction only if the material facts of the transaction and the director's interest in the transaction have been disclosed to the board, the board determines that the transaction is fair to Spartan Stores, and the transaction is approved by the affirmative vote of a majority of the board members who have no interest in the transaction. Each such transaction is made on terms no less favorable to Spartan Stores than those offered generally to customers that are not affiliated with any director.

Mr. DeYonker, a director of Spartan Stores, is a partner with the law firm of Warner Norcross & Judd LLP. During the past year and the current year, Spartan Stores has retained and anticipates it will retain Warner Norcross & Judd LLP for certain legal services.

Mr. Levine, a director of Spartan Stores, is Of Counsel to Spengler Nathanson, P.L.L., a law firm in Toledo, Ohio. During the past year and the current year, Seaway Food Town has retained and anticipates it will retain Spengler Nathanson, P.L.L. for certain legal services.

In late December 2000, Spartan Stores made an interest-free $87,000 loan to Mr. James, an officer of Spartan Stores, for the purpose of allowing him to purchase a home in the Grand Rapids, Michigan area while he waited for his former home in Ohio to be sold. Mr. James joined Spartan Stores in August 2000. As of the date of this proxy statement, Mr. James has repaid this loan in full.

Compensation Committee Report on Executive Compensation

The compensation committee of the board of directors is comprised solely of directors who are not associates of Spartan Stores. The compensation committee provides assistance to the board of directors in fulfilling the board's responsibility to shareholders and the investment community relating to Spartan Stores' compensation and benefit programs and policies. Included among these responsibilities is establishing Spartan Stores' compensation philosophy and administering the compensation programs for Spartan Stores' officers and other key associates. In doing so, the compensation committee's responsibility is to ensure that Spartan Stores' compensation programs are competitive and closely related to both individual and corporate performance. The compensation committee periodically engages independent compensation consultants to assist in this process.

Compensation Philosophy

Spartan Stores' executive compensation program is designed to:

- allow Spartan Stores to attract, retain, and motivate key officers who are critical for current and long-term success;

- support Spartan Stores' long-range business strategy;

- establish a clear linkage between individual performance objectives and corporate or business unit financial performance objectives;

- align executive compensation with shareholder interests by linking long-term incentives to increasing shareholder value; and

- place officers' total compensation above that of its peer group when performance is superior, and below that of its peer group when performance is below standard.

In order to maintain a competitive total compensation program, Spartan Stores compares itself with a similar-sized peer group in the wholesale/retail grocery business. In some cases, Spartan Stores analyzes competitive practices in general industry for those positions that may be occupied by officers recruited from non-wholesale/retail businesses.

Components of Executive Compensation

Spartan Stores' executive compensation program is comprised of three components: base pay, annual incentives, and long-term incentives.

Base Pay

The base pay of officers is based on three factors:

- market competitiveness;

- individual performance and organizational contribution; and

- level of experience.

The compensation committee, in conjunction with the executive committee, recommends to the board of directors the compensation of Spartan Stores' Chief Executive Officer. The Chief Executive Officer, who is currently a board member, does not participate in the board's deliberations concerning his compensation. With input from the Chief Executive Officer, the compensation committee approves the incentives, stock options and other benefits of other corporate officers.

Annual Incentives

Spartan Stores' Annual Incentive Plan provides annual incentive compensation for participants who are in a position to make substantial contributions toward achievement of goals established pursuant to the plan. The objectives of the Annual Incentive Plan are to:

- motivate participants to achieve Spartan Stores' annual financial and business objectives;

- allow participants to share appropriately in the financial success of Spartan Stores;

- provide a highly competitive incentive compensation opportunity;

- create a linkage between participant contribution and Spartan Stores' business and financial objectives; and

- assist in the attraction, retention, and motivation of associates.

For fiscal 2001, 40% of the participants' annual incentive opportunities were based upon attaining predetermined financial goals, and 60% of the incentive opportunities were based on achieving specific, measurable operational improvement goals. If goals are met for a fiscal year, then participants are eligible to receive a designated percentage of their annual base salary as a bonus under the Annual Incentive Plan. A participant's eligibility to receive a bonus with respect to one or more goals may be dependent on the achievement of one or more other goals under the Annual Incentive Plan.

Long-Term Incentives

Spartan Stores' long-term incentives are designed to align executive compensation with shareholder interests, encourage stock ownership by officers and reward superior long-term financial performance. These objectives are implemented through Spartan Stores' Long-Term Incentive Plan and its 1991 Stock Option Plan.

Long-Term Incentive Plan. Under the Long-Term Incentive Plan, stock awards may be awarded to participants, based on company performance during the relevant performance period. A "**performance period**" is a three-year period beginning on the first day of each of Spartan Stores' fiscal years during the term of the plan. A new performance period starts at the beginning of each fiscal year.

The Long-Term Incentive Plan provides for minimum, target and maximum "**performance levels**." The minimum performance level is the level that must be reached before any participants will receive stock awards under the plan. Performance levels are based on the average return on shareholders' equity for each of the fiscal years in a given performance period. The minimum, target and maximum performance levels currently are 14%, 20% and 24% average return on shareholders' equity, respectively.

The Long-Term Incentive Plan also provides that a minimum, target and maximum "**incentive percentage**" will be set for each participant. An incentive percentage is a percentage of a participant's base salary and may vary from participant to participant. An example may help to illustrate the operation of incentive percentages. Assume that a participant's minimum incentive percentage has been set at 10% of his or her base salary. If Spartan Stores meets (but does not exceed) the minimum performance level during a performance period, then that participant would receive a stock award equal to 10% of his or her base salary during that performance period. If Spartan Stores exceeds the minimum performance level, then the participant would receive additional amounts. If Spartan Stores does not reach the minimum performance level during a performance period, then no participants would receive stock awards for that performance period.

During fiscal 2001, the minimum, target, and maximum incentive percentages for the Chief Executive Officer were 25%, 50%, and 75%, respectively, and were 15%, 30%, and 45%, respectively, for all other officers.

To date, Spartan Stores has not met or exceeded the minimum performance level for any performance period. Accordingly, no stock awards have yet been made under the Long-Term Incentive Plan.

Stock Options. Stock options are intended to align officers' interests with shareholders by giving them the opportunity to purchase shares of common stock. Stock options become valuable only if the stock price appreciates after the award. Currently, all of Spartan Stores' officers have received stock option grants. For options granted after August 2000, options awarded to officers vest in three equal yearly installments. In other words, one-third of an option will first become exercisable on the first anniversary of the grant, the second one-third of an option will become exercisable on the second anniversary of the grant, and the final one-third of an option will become exercisable on the third anniversary of the grant. For options granted prior to August 2000, the options awarded to participants were fully exercisable at the time of the grant. Each stock option expires ten years after the grant date.

Stock Ownership Requirements

Stock ownership guidelines for corporate officers have been established so that officers face the same downside risk, and upside potential, that shareholders experience. Corporate officers are expected to show significant progress toward reaching the following goals:

Position	Stock Ownership Level
Chief Executive Officer	3 times base salary
Executive Vice Presidents	2 times base salary
Vice Presidents	1 times base salary

Corporate officers are required to meet the required stock ownership levels four years from their appointment as an officer. Shares that are subject to stock options are not counted for purposes of determining stock ownership.

Compensation of the Chief Executive Officer

The compensation committee recommends to the board the compensation level of the Chief Executive Officer. Based on market competitiveness, individual performance and organizational contribution, Mr. Meyer's base pay was increased to $549,900 from $450,060 on July 2, 2000. The bonus that he received under the Annual Incentive Plan with respect to fiscal 2001 was $223,653. In fiscal 2001, his target incentive award level under the Annual Incentive Plan was increased to 40% from 35% of his base salary.

During fiscal 2001, Mr. Meyer also received options to purchase 105,344 shares of Spartan Stores common stock. As described above, 100,000 of these options will become exercisable in three yearly increments. The other 5,344 options were immediately exercisable. See "Employment Agreements and Change in Control Arrangements" on page 27 for a discussion of Mr. Meyer's employment agreement.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code includes potential limitations on the deductibility of compensation in excess of $1 million paid to certain officers. No officer's total compensation for fiscal 2001 exceeded the limitations on deductibility under Section 162(m). It is Spartan Stores' policy to qualify as much of the compensation paid to its officers as possible for deductibility under Section 162(m). However, under appropriate circumstances,

Spartan Stores may approve compensation that is not deductible under Section 162(m) if it determines that it would be in the best interests of Spartan Stores and its shareholders for such compensation to be paid. Spartan Stores will continue to assess the impact of Section 162(m) and take action to assure that appropriate levels of deductibility are maintained.

Board Approval

All recommendations of the compensation committee relating to fiscal 2001 compensation were unanimously approved by the board of directors without modification.

Respectfully submitted,

Elson S. Floyd, Ph.D., Chairperson
Richard B. Iott
Joel A. Levine
Elizabeth A. Nickels

Audit Committee Report

The audit committee reviews and supervises Spartan Stores' procedures for recording and reporting the financial results of its operations on behalf of the board of directors. Spartan Stores' management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. As part of its supervisory duties, the audit committee has reviewed Spartan Stores audited financial statements for the year ended March 31, 2001, and has discussed those financial statements with Spartan Stores' management.

The audit committee has also discussed with Spartan Stores' independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting practices, the judgments of the independent auditors concerning the quality of Spartan Stores' accounting practices and such other matters that are required under generally accepted accounting principles to be discussed with the independent auditors. In addition, the audit committee has received from the independent auditors the written disclosures and letter required by the Independence Standards Board and has discussed their independence from

Spartan Stores and Spartan Stores' management with them, including a consideration of the compatibility of non-audit services with their independence.

After and in reliance upon the reviews and discussions described above, the audit committee recommended to Spartan Stores' board of directors that the audited financial statements for the year ended March 31, 2001 be included in Spartan Stores' Annual Report on Form 10-K for the year ended March 31, 2001.

Respectfully submitted,

Elizabeth A. Nickels, Chairperson
Elson S. Floyd, Ph.D.
Russell H. VanGilder, Jr.
Joel A. Levine

Stock Price Performance Graph

The following graph compares the cumulative total shareholder return on Spartan Stores common stock to (1) the Standard and Poor's (S&P) 500 index and (2) a peer group index, over a period beginning on the date that Spartan Stores common stock began trading on the Nasdaq Stock Market National Market System (which was August 2, 2000) and ending on March 31, 2001.

The peer group index is comprised of the following companies: (1) Fleming Companies, Inc.; (2) Marsh Supermarkets Inc; (3) Nash Finch Company; (4) Schultz Sav O Stores, Inc., and (5) SUPERVALU Inc.

Cumulative total shareholder return is measured by the sum of (1) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment and (2) the difference between the share price at the end and the beginning of the measurement period, divided by the share price at the beginning of the measurement period.

COMPARISON OF CUMULATIVE TOTAL SHAREHOLDER RETURN



The dollar values for total shareholder return plotted in the graph above are shown in the table below:

Date	Spartan Stores	S&P 500	Peer Group
August 2, 2000	$ 100.00	$ 100.00	$ 100.00
March 31, 2001	82.42	81.74	101.56

Independent Auditors

General

Spartan Stores has appointed Deloitte & Touche LLP as its independent auditors for its 2002 fiscal year. Representatives of Deloitte & Touche are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions from shareholders.

Deloitte & Touche's Fees

Audit Fees. Deloitte & Touche billed Spartan Stores a total of $392,200 for its professional services rendered in connection with the audit of Spartan Stores' fiscal 2001 annual financial statements and for reviews of the quarterly financial statements included in Spartan Stores' Forms 10-Q for the quarters ended June 17, 2000, September 9, 2000 and December 30, 2000.

Financial Information Systems Design and Implementation Fees. During fiscal 2001, Deloitte & Touche billed Spartan Stores a total of $113,000 for financial information systems design and implementation services.

All Other Fees. Deloitte & Touche billed Spartan Stores $1,271,620 during fiscal 2001 for acquisition, tax planning and other services provided by Deloitte & Touche not described above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Spartan Stores' directors and officers and persons who beneficially own more than 10% of the outstanding shares of Spartan Stores common stock to file reports of ownership and changes in ownership of shares of common stock with the SEC. Directors, officers and greater than 10% beneficial owners are required by SEC regulations to furnish Spartan Stores with copies of all Section 16(a) reports they file with the SEC. Based solely on Spartan Stores' review of the copies of such reports received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons for fiscal 2001, Spartan Stores believes that its directors and officers complied with all applicable filing requirements during fiscal 2001, except that Mr. DeYonker is deemed to have filed his Form 4 for the month of August 2000 one day late because that form was filed through the SEC's EDGAR system after 5:30 p.m. on the day that it was due. This Form 4 reported a single purchase transaction of Spartan Stores common stock by Mr. DeYonker.

Shareholder Proposals

Shareholder proposals intended to be presented at the 2002 annual meeting of shareholders, whether or not intended to be included in the proxy statement and form of proxy relating to that meeting, must be received by Spartan Stores not later than February 8, 2002. Shareholder proposals intended for consideration for inclusion in Spartan Stores' proxy statement and form of proxy relating to that meeting should be made in accordance with SEC Rule 14a-8. All shareholder proposals should be addressed to the attention of Spartan Stores' Secretary, 850 76th Street, SW, P.O. Box 8700, Grand Rapids, Michigan 49518-8700.

Solicitation of Proxies

We will initially solicit proxies by mail. In addition, directors, officers and associates of Spartan Stores and its subsidiaries may solicit proxies by telephone or facsimile or in person without additional compensation. Proxies may be solicited by nominees and other fiduciaries who may mail materials to or otherwise communicate with the beneficial owners of shares held by them. Spartan Stores will bear all costs of the preparation and solicitation of proxies, including the charges and expenses of brokerage firms, banks, trustees or other nominees for forwarding proxy material to beneficial owners.

In addition, Spartan Stores has engaged Georgeson Shareholder Communications, Inc. (formerly known as Corporate Investor Communications, Inc.), at an estimated cost of $4,500, plus expenses and disbursements, to assist in the solicitation of proxies.

By Order of the Board of Directors



Alex J. DeYonker
Secretary

Grand Rapids, Michigan
June 8, 2001

AUDIT COMMITTEE CHARTER
of the Audit Committee of the
Board of Directors of
Spartan Stores, Inc.

The Audit Committee (the "Committee") is appointed by the Board of Directors to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company's independent auditors, including that the independent auditors are ultimately responsible to the Board of Directors and the Audit Committee.

Membership

The Committee shall be comprised of three or more directors as determined by the Board, one of whom shall be designated by the Board as Chairman, and each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director or member of the Committee. A director will not be considered independent if he or she:

- has been employed by the Company or any of its affiliates in the current year or any of the past three (3) years;

- has accepted any compensation from the Company or any of its affiliates in excess of Sixty Thousand Dollars ($60,000) during the previous fiscal year, excluding compensation for board service, retirement plan benefits, and non-discretionary compensation;

- is, or has an immediate family member who is, or has been in any of the past three (3) years, employed by the Company or any of its affiliates as an executive officer;

- has been a partner, controlling shareholder or an executive officer of any for-profit business organization to which the Company made, or from which the Company received, payments (other than those which arise solely from investments in the Company's securities) that exceed five percent (5%) of the organization's consolidated gross revenues for that year, or Two Hundred Thousand Dollars ($200,000), whichever is more, in any of the past three (3) years; or

- has been employed as an executive of another entity where any of the Company's executives serve on that entity's compensation committee.

One director who has one or more of these relationships may be appointed to the Committee only if the Board of Directors, under exceptional and limited circumstances, determines that such director's membership on the Committee is required by the best interests of the Company and its shareholders. If that determination is made, the Board of Directors will disclose, in the next annual proxy statement following the determination, the nature of the relationship and the reasons for that determination. Notwithstanding the foregoing, current employees or officers of the Company, or their immediate family members, are not eligible to serve on the Committee under any circumstances.

All members of the Committee must be able to read and understand financial statements. At least one member of the Committee must have experience or background in finance or accounting.

The Company's chief financial officer will serve as a resource to the Committee. The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Responsibilities and Processes

The Committee shall have the following responsibilities and processes:

General

- Prepare Minutes of each meeting and distribute the Minutes to all directors.

- Hold a minimum of four meetings each year.

- Review new or proposed rules and regulations issued by relevant regulatory authorities, for the purpose of considering amendments to the Audit Committee Charter.

- Review and reassess the adequacy of the Audit Committee Charter on an annual basis.

Independent Auditors and Internal Auditors

- Recommend to the Board of Directors the appointment or replacement of independent public accountants for the Company.

- Review the compensation and terms of engagement of the independent auditors.

- Review the appointment or replacement of the internal auditor, if any.

- Review the independence of the internal auditors and independent accountants of the Company.

- Review the results of each external audit by the independent public accountants, including:

    (i)   Any qualifications in the independent public accountants' opinion;

    (ii)   The annual management letter;

    (iii)   Management's response to recommendations made by the independent auditors;

    (iv)   Reports submitted to the Committee by the internal auditor; and

    (v)   Management's responses to internal auditor's reports.

- Annually review the performance (effectiveness, objectivity, and independence) of the independent and internal auditors. The Committee shall ensure receipt of a formal written statement from the independent auditors consistent with standards set by the Independence Standards Board. Additionally, the Committee shall discuss with the auditor relationships or services that may affect auditor objectivity or independence. If the Committee is not satisfied with the auditors' assurances of independence, it shall take or recommend to the full Board appropriate action to ensure the independence of the independent auditors.

- Obtain from the independent auditors assurance that audits conducted by the independent auditors that are subject to Section 10A of the Private Securities Litigation Reform Act of 1995 have complied with the provisions of Section 10A.

- Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

Internal Controls

- Review with management and the independent auditors the Company's annual audited financial statements and related footnotes to be included in the Company's Annual Report on Form 10-K and Annual Report to Shareholders and the Company's quarterly unaudited financial statements and related footnotes to be included in the Company's quarterly report on Form 10-Q.

- Prepare the Audit Committee's report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

- Review the financial statements, periodic reports and other financial information that the Company files with the SEC or distributes to the public.

- Consult with the internal auditor and the independent public accountants regarding the adequacy of the Company's internal financial controls, including computerized information systems and controls.

- Consider major changes and other questions regarding the appropriate auditing and accounting principles and practices for the Company.

- Meet periodically with management to review the Company's major financial risk exposures.

- Meet in separate executive sessions with the internal auditors, independent auditors and management to discuss any matter that the Committee or any of these persons believe should be discussed privately with the Committee.

- Serve as a channel of communication between the independent auditors and the Board and between the internal auditor, if any, and the Board.

Other

- Conduct investigations and, if necessary, retain outside experts, with respect to any alleged illegality that may be brought to the attention of the Committee.

- Review with the Company's counsel any legal matters which may result in a material impact on the Company's financial statements or condition and any material reports or inquiries by regulators or governmental agencies.

- Review significant proposals for the provision of non-audit services by the independent public accountants.

- Review company policies and dealings with respect to transactions involving the Company and its officers and directors.

- Review and approve the activities of the internal auditor.

- Review, at its discretion, compliance with codes of conduct established by the Company.

- Approve the necessary certifications prepared by the Company for the NASD regarding the Committee's membership and Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. The duties and responsibilities of a member of the Committee are in addition to those duties applicable to members of the Board of Directors. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditors or to assure compliance with laws and regulations.

Appendix B

SPARTAN STORES, INC.
2001 STOCK INCENTIVE PLAN

SECTION 1
ESTABLISHMENT OF PLAN; PURPOSE OF PLAN

1.1   Establishment of Plan. The Company hereby establishes the 2001 STOCK INCENTIVE PLAN for its Directors and certain of its Associates. The Plan permits the grant and award of Stock Options, Restricted Stock, and Stock Awards.

1.2   Purpose of Plan. The purpose of the Plan is to provide Participants with an increased incentive to contribute to the long-term performance and growth of the Company and its Subsidiaries, to join the interests of Participants with the interests of the Company's shareholders through the opportunity for increased stock ownership and to attract and retain Participants. The Plan is further intended to provide flexibility to the Company in structuring long-term incentive compensation to best promote the foregoing objectives. Within that context, it is intended that most awards of Stock Options under the Plan are to provide performance-based compensation under Section 162(m) of the Code and the Plan shall be interpreted, administered and amended if necessary to achieve that purpose.

SECTION 2
DEFINITIONS

The following words have the following meanings unless a different meaning plainly is required by the context:

2.1   "**Act**" means the Securities Exchange Act of 1934, as amended.

2.2   "**Affiliate**" means any organization controlling, controlled by or under common control with the Company.

2.3   "**Associate**" means an employee of the Company or one of its Subsidiaries.

2.4   "**Board**" means the Board of Directors of the Company.

2.5   "**Cause**" means, with respect to termination of employment, (1) willful continued failure to perform or willful poor performance of duties (other than due to Disability) after warning and reasonable opportunity to meet reasonable required performance standards; (2) gross negligence causing or putting the Company or any Affiliate at risk of significant damage or harm; (3) misappropriation of or intentional damage to the property of the Company or any Affiliate; (4) conviction of a felony (other than negligent vehicular homicide); (5) intentional act or omission that the Participant knows or should know is significantly detrimental to the interests of the Company or any Affiliate; or (6) violation of any provisions of any employment agreement between the Company (or any Affiliate) and the Participant concerning loyalty and confidentiality or concerning ownership of ideas, inventions and other intellectual property. With respect to the removal of a Director, "**Cause**" shall be as defined in the Company's Restated Articles of Incorporation.

2.6 "**Change in Control**" has the meaning given to that term in the Spartan Stores, Inc. Supplemental Executive Retirement Plan, as it may be amended from time to time.

2.7 "**Code**" means the Internal Revenue Code of 1986, as amended. Each reference herein to a section or sections of the Code shall, unless otherwise noted, be deemed to include a reference to the rules and regulations issued under such section(s) of the Code.

2.8 "**Committee**" means the Compensation Committee of the Board. The Committee shall consist of at least two Directors and all of its members shall be "non-employee directors" as defined in Rule 16b-3 issued under the Act and "outside directors" as defined in Section 162(m) of the Code.

2.9 "**Common Stock**" means the Company's common stock, no par value.

2.10 "**Company**" means Spartan Stores, Inc., a Michigan corporation, and its successors and assigns.

2.11 To be in "**Competition**" with the Company means (1) to be in direct or indirect competition with the Company or any Affiliate; (2) to be employed by, perform services for, advise or assist, own any interest in or loan or otherwise provide funds to, any other business that is engaged (or seeking the Participant's services with a view to becoming engaged) in any Competitive Business; or (3) to solicit or suggest, or provide assistance to anyone else seeking to solicit or suggest, that any person having or contemplating a Covered Relationship with the Company or an Affiliate refrain from entering into or terminate the Covered Relationship, or enter into any similar relationship with anyone else instead of the Company or the Affiliate; *provided, however,* that owning not more than 2% of any class of securities of a publicly traded entity shall not be considered "Competition," provided that the Participant does not engage in other activity listed above.

2.12 A "**Competitive Business**" means a business that (1) owns, (2) operates, or (3) sells or supplies products similar to or that substitute for products supplied by the Company of any Affiliate to, any Covered Operation that is located in any state of the United States in which the Company or any Affiliate owns, operates, or sells or supplies products to, any Covered Operation.

2.13 "**Covered Operation**" means any grocery store, grocery superstore, wholesale club, supermarket, limited assortment store, convenience store, drug store, pharmacy or any other store that offers grocery or food products separate or in combination with pharmaceutical products, general merchandise or other nonfood products or any grocery or convenience store product distribution facility.

2.14 "**Covered Relationship**" means a customer relationship, a vendor relationship, an employment relationship, or any other contractual or independent contractor relationship.

2.15 "**Director**" means a member of the Board.

2.16 "**Disability**" means an inability of a Participant to perform his or her employment duties due to physical or mental disability for a continuous period of one hundred eighty days (180) days or longer and the Participant is eligible for benefits under the Company's long-term disability policy.

2.17   "**Incentive Award**" means the award or grant of a Stock Option, a share or shares of Restricted Stock or a Stock Award, or any combination thereof, to a Participant pursuant to the Plan.

2.18   "**Market Value**" means the average of the highest and lowest sales prices of the Common Stock reported on the Nasdaq National Market (or such other quotation system or stock exchange on which the Company's Common Stock may be traded on the date in question) on the date in question or, if the date in question is not a trading day, the most recent date on which shares of Common Stock were traded on the Nasdaq National Market (or such other quotation system or stock exchange). If the Company's Common Stock is not listed on Nasdaq or another quotation system or stock exchange on the date in question, the Market Value shall be determined by any means deemed fair and reasonable by the Committee, which determination shall be final and binding on all parties.

2.19   "**Mature Shares**" means shares of Common Stock that a Participant has owned for at least six months.

2.20   "**Participant**" means a Director or Associate who is granted an Incentive Award under the Plan.

2.21   "**Plan**" means the Spartan Stores, Inc. 2001 Stock Incentive Plan as set forth herein, as it may be amended from time to time.

2.22   "**Restricted Period**" means the period of time during which Restricted Stock awarded under the Plan is subject to restrictions. The Restricted Period may differ among Participants and may have different expiration dates with respect to shares of Restricted Stock covered by the same Incentive Award.

2.23   "**Restricted Stock**" means Common Stock awarded to a Participant pursuant to Section 6 of the Plan.

2.24   "**Retirement**" means the termination of employment as a result of retirement on or after one or more of the retirement dates specified in the Spartan Stores, Inc. Cash Balance Pension Plan.

2.25   "**Stock Award**" means an award of Common Stock awarded to a Participant pursuant to Section 7 of the Plan.

2.26   "**Stock Option**" means the right to purchase Common Stock at a stated price for a specified period of time. For purposes of the Plan, a Stock Option may be either an incentive stock option within the meaning of Section 422(b) of the Code or a nonqualified stock option.

2.27   "**Subsidiary**" means any corporation or other entity of which 50% or more of the outstanding voting stock or voting ownership interest is directly or indirectly owned or controlled by the Company or by one or more Subsidiaries of the Company. The term "Subsidiary" includes present and future Subsidiaries of the Company.

SECTION 3
ADMINISTRATION

3.1   Power and Authority. The Committee shall administer the Plan. The Committee may delegate record keeping, calculation, payment and other ministerial administrative functions to individuals designated by the Committee, who may be associates of the Company or its Subsidiaries. Except as limited in the Plan or as may be necessary to ensure, to the extent that the Committee so desires, that the Plan provides performance-based compensation under Section 162(m) of the Code, the Committee shall have all of the express and implied powers and duties set forth in the Bylaws of the Company and the Plan, shall have full power and authority to interpret the provisions of the Plan and Incentive Awards granted under the Plan and shall have full power and authority to supervise the administration of the Plan and Incentive Awards granted under the Plan and to make all other determinations considered necessary or advisable for the administration of the Plan. All determinations, interpretations and selections made by the Committee regarding the Plan shall be final and conclusive. The Committee shall hold its meetings at such times and places as it considers advisable. Action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully as effective as if it had been taken at a meeting duly called and held. The Committee shall make such rules and regulations for the conduct of its business as it considers advisable.

3.2   Grants or Awards to Participants. In accordance with and subject to the provisions of the Plan, the Committee shall have the authority to determine all provisions of Incentive Awards as the Committee may consider necessary or desirable and as are consistent with the terms of the Plan, including, without limitation, the following: (a) the persons who shall be selected as Participants; (b) the nature and, subject to the limitation set forth in Section 4.2 of the Plan, extent of the Incentive Awards to be made to each Participant (including the number of shares of Common Stock to be subject to each Incentive Award, any exercise price, the manner in which an Incentive Award will vest or become exercisable and the form of payment for the Incentive Award); (c) the time or times when Incentive Awards will be granted; (d) the duration of each Incentive Award; and (e) the restrictions and other conditions to which payment or vesting of Incentive Awards may be subject.

3.3   Amendments or Modifications of Awards. The Committee shall have the authority to amend or modify the terms of any outstanding Incentive Award in any manner, provided that the amended or modified terms are not prohibited by the Plan as then in effect, including, without limitation, the authority to: (a) modify the number of shares or other terms and conditions of an Incentive Award; (b) extend the term of an Incentive Award; (c) accelerate the exercisability or vesting or otherwise terminate, waive or modify any restrictions relating to an Incentive Award; (d) accept the surrender of any outstanding Incentive Award; and (e) to the extent not previously exercised or vested, authorize the grant of new Incentive Awards in substitution for surrendered Incentive Awards; *provided,* that Incentive Awards issued under the Plan may not be repriced, replaced, regranted through cancellation or modified without shareholder approval if the effect of such repricing, replacement, regrant or modification would be to reduce the exercise price of then outstanding Incentive Awards to the same Participants.

3.4   Indemnification of Committee Members. Neither any member or former member of the Committee, nor any individual or group to whom authority or responsibility is or has been delegated, shall be personally responsible or liable for any act or omission in connection with the performance of powers or duties or the exercise of discretion or judgment in the administration and implementation of the Plan. Each person who is or shall have been a member of the Committee shall be indemnified and held harmless by the Company from and against any cost, liability or expense imposed or incurred in connection with such person's or the Committee's taking or failing to take any action under the Plan or the exercise of discretion or judgment in the administration and implementation of the Plan. Each such person shall be justified in relying on information furnished in connection with the Plan's administration by any appropriate person or persons.

SECTION 4
SHARES SUBJECT TO THE PLAN

4.1   Number of Shares. Subject to adjustment as provided in Section 4.3 of the Plan, the total number of shares of Common Stock available for Incentive Awards under the Plan shall be 2,000,000; plus shares subject to Incentive Awards that are canceled, surrendered, modified, exchanged for substitute Incentive Awards or that expire or terminate prior to the exercise or vesting of the Incentive Awards in full and shares that are surrendered to the Company in connection with the exercise or vesting of Incentive Awards, whether previously owned or otherwise subject to such Incentive Awards. Such shares shall be authorized and unissued shares or shares repurchased by the Company, including shares purchased on the open market.

4.2   Limitation Upon Incentive Awards. No Participant shall be granted, during any calendar year, Incentive Awards with respect to more than 25% of the total number of shares of Common Stock available for Incentive Awards under the Plan set forth in Section 4.1 of the Plan, subject to adjustment as provided in Section 4.3 of the Plan. The purpose of this Section 4.2 is to ensure that the Plan provides performance-based compensation under Section 162(m) of the Code and this Section 4.2 shall be interpreted, administered and amended if necessary to achieve that purpose.

4.3   Adjustments.

(a)   Stock Dividends and Distributions. If the number of shares of Common Stock outstanding changes by reason of a stock dividend, stock split, recapitalization or other general distribution of Common Stock or other securities to holders of Common Stock, the number and kind of securities subject to Incentive Awards and reserved for issuance under the Plan, together with applicable exercise prices, as well as the number of shares available for issuance under the Plan, shall be adjusted appropriately. No fractional shares shall be issued pursuant to the Plan and any fractional shares resulting from such adjustments shall be eliminated from the respective Incentive Awards.

(b)   Other Actions Affecting Common Stock. If there occurs, other than as described in the preceding subsection, any merger, business combination, recapitalization, reclassification, subdivision or combination approved by the Board that would result in the persons who were shareholders of the Company immediately prior to the effective time of any such transaction owning or holding, in lieu of or in addition to shares of Common Stock, other securities, money and/or property (or the right to receive other securities, money and/or property) immediately after the effective time of such transaction, then the outstanding Incentive Awards and reserves for Incentive Awards under the Plan shall be adjusted in such manner and at such time as shall be equitable under the circumstances. It is intended that in the event of any such transaction, Incentive Awards under the Plan shall entitle the holder of each Incentive Award to receive (upon exercise in the case of Stock Options), in lieu of or in addition to shares of Common Stock, any other securities, money and/or property receivable upon consummation of any such transaction by holders of Common Stock with respect to each share of Common Stock outstanding immediately prior to the effective time of such transaction; upon any such adjustment, holders of Incentive Awards under the Plan shall have only the right to receive in lieu of or in addition to shares of Common Stock such other securities, money and/or other property as provided by the adjustment. If the agreement, resolution or other document approved by the Board to effect any such transaction provides for the adjustment of Incentive Awards under the Plan in connection with such transaction, then the adjustment provisions contained in such agreement, resolution or other document shall be final and conclusive.

SECTION 5
STOCK OPTIONS

5.1   Grant. A Participant may be granted one or more Stock Options under the Plan. The Committee, in its discretion, may provide in the initial grant of a Stock Option or other Incentive Award for the subsequent automatic grant of additional Stock Options for the number of Mature Shares, if any, that are surrendered to the Company in connection with the exercise or vesting of the initial or any subsequently granted Stock Option or other Incentive Award. Stock Options shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Committee in its sole discretion. In addition, the Committee may vary, among Participants and among Stock Options granted to the same Participant, any and all of the terms and conditions of the Stock Options granted under the Plan. Subject to the limitation imposed by Section 4.2 of the Plan, the Committee shall have complete discretion in determining the number of Stock Options granted to each Participant. The Committee may designate whether a Stock Option is to be considered an incentive stock option as defined in Section 422(b) of the Code; *provided*, that the number of shares of Common Stock that may be designated as subject to incentive stock options for any given Participant shall be limited to that number of shares that become exercisable for the first time by the Participant during any calendar year (under all plans of the Company and its Subsidiaries) and have an aggregate Market Value less than or equal to $100,000 (or such other amount as may be set forth in relevant sections of the Code) and all shares subject to an Incentive Award that have a Market Value in excess of such aggregate amount shall automatically be subject to Stock Options that are not incentive stock options. No Stock Option granted to a Director who is not an Associate shall be considered an incentive stock option.

5.2   Stock Option Agreements. Stock Options shall be evidenced by stock option agreements or certificates of award, or both, containing the terms and conditions applicable to such Stock Options. To the extent not covered by the stock option agreement or certificate of award, the terms and conditions of this Section 5 shall govern.

5.3   Stock Option Price. The per share Stock Option price shall be determined by the Committee; *provided,* that the per share Stock Option price for any shares designated as incentive stock options shall be equal to or greater than 100% of the Market Value on the date of grant (or such higher amount as may be necessary under Section 5.5 below).

5.4   Medium and Time of Payment. The exercise price for each share purchased pursuant to a Stock Option granted under the Plan shall be payable in cash or, if the Committee consents or provides in the applicable stock option agreement or grant, in Mature Shares or other consideration substantially equivalent to cash. The time and terms of payment may be amended with the consent of a Participant before or after exercise of a Stock Option. The Committee may from time to time authorize payment of all or a portion of the Stock Option price in the form of a promissory note or other deferred payment installments according to such terms as the Committee may approve; *provided, however,* that such promissory note or other deferred payment installments shall be with full recourse and shall bear a market rate of interest. The Board may restrict or suspend the power of the Committee to permit such loans and may require that adequate security be provided.

5.5   Stock Options Granted to 10% Shareholders. No Stock Option granted to any Participant who at the time of such grant owns, together with stock attributed to such Participant under Section 424(d) of the Code, more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries may be designated as an incentive stock option, unless such Stock Option provides an exercise price equal to at least 110% of the Market Value of the Common Stock and the exercise of the Stock Option after the expiration of five years from the date of grant of the Stock Option is prohibited by its terms.

5.6   Limits on Exercisability. Except as set forth in Section 5.5, Stock Options shall be exercisable for such periods, not to exceed 10 years from the date of grant, as may be fixed by the Committee. At the time of the exercise of a Stock Option, the holder of the Stock Option, if requested by the Committee, must represent to the Company that the shares are being acquired for investment and not with a view to the distribution thereof. The Committee may in its discretion require a Participant to continue the Participant's service with the Company and its Subsidiaries for a certain length of time prior to a Stock Option becoming exercisable and may eliminate such delayed vesting provisions.

5.7   Restrictions on Transferability.

     (a)   General. Unless the Committee otherwise consents or permits (before or after the option grant) or unless the stock option agreement or grant provides otherwise, Stock Options granted under the Plan may not be sold, exchanged, transferred, pledged, assigned or otherwise alienated or hypothecated except by will or the laws of descent and distribution, and, as a condition to any transfer permitted by the Committee or the terms of the stock option agreement or grant, the transferee must execute a written agreement permitting the Company to withhold from the shares subject to the Stock Option a number of shares having a Market Value at least equal to the amount of any federal, state or local withholding or other taxes associated with or resulting from the exercise of a Stock Option. All provisions of a Stock Option that are determined with reference to the Participant, including without limitation those that refer to the Participant's employment with the Company or its Subsidiaries, shall continue to be determined with reference to the Participant after any transfer of a Stock Option.

     (b)   Other Restrictions. The Committee may impose other restrictions on any shares of Common Stock acquired pursuant to the exercise of a Stock Option under the Plan as the Committee deems advisable, including, without limitation, restrictions under applicable federal or state securities laws.

5.8   Termination of Employment or Directorship. Unless the Committee otherwise consents or permits (before or after the option grant) or unless the stock option agreement or grant provides otherwise:

     (a)   General. If a Participant ceases to be a Director or to be employed by the Company or one of its Subsidiaries for any reason other than the Participant's death, Disability, Retirement (in the case of Associates only) or termination for Cause, the Participant may exercise his or her Stock Options in accordance with their terms for a period of three months after such termination of employment or directorship, but only to the extent the Participant was entitled to exercise the Stock Options on the date of termination. For purposes of the Plan, the following shall not be considered a termination of employment: (1) a transfer of an employee from the Company to any Subsidiary; (2) a leave of absence, duly authorized in writing by the Company, for military service or for any other purpose approved by the Company if the period of such leave does not exceed 90 days; (3) a leave of absence in excess of 90 days, duly authorized in writing by the Company, provided that the employee's right to re-employment is guaranteed by statute, contract or written policy of the Company; or (4) a termination of employment as an officer with continued service as an Associate. For purposes of the Plan, termination of employment shall be considered to occur on the date on which the Associate is no longer obligated to perform services for the Company or any of its Subsidiaries and the employee's right to re-employment is not guaranteed by statute, contract or written policy of the Company, regardless of whether the employee continues to receive compensation from the Company or any of its Subsidiaries after such date.

(b) **Death.** If a Participant dies either while an Associate or Director or after the termination of employment or directorship other than for Cause but during the time when the Participant could have exercised a Stock Option, the Stock Options issued to such Participant shall be exercisable in accordance with their terms by the personal representative of such Participant or other successor to the interest of the Participant for one year after the Participant's death, but only to the extent that the Participant was entitled to exercise the Stock Options on the date of death or termination of employment or directorship, whichever first occurred, and not beyond the original terms of the Stock Options.

(c) **Disability.** If a Participant ceases to be an Associate or Director of the Company or one of its Subsidiaries due to the Participant's Disability, the Participant may exercise his or her Stock Options in accordance with their terms for one year following such termination of employment or directorship, but only to the extent that the Participant was entitled to exercise the Stock Options on the date of such event and not beyond the original terms of the Stock Options.

(d) **Participant Retirement.** If a Participant Retires as an Associate, Stock Options granted under the Plan to that Participant may be exercised in accordance with their terms during the remaining terms of the Stock Options.

(e) **Termination for Cause.** If a Participant' employment is terminated for Cause or the Participant is removed as a Director for Cause, the Participant shall have no further right to exercise any Stock Options previously granted. The Committee or officers designated by the Committee shall have absolute discretion to determine whether a termination or removal is for Cause.

(f) **Entering into Competition.** Notwithstanding anything herein or set forth in the Participant's stock option agreement or certificate of award to the contrary, if a Participant enters into Competition with the Company, the Participant shall have no further right to exercise any Stock Options previously granted. The Committee or officers designated by the Committee shall have absolute discretion to determine whether a Participant has entered into Competition with the Company.

SECTION 6
RESTRICTED STOCK

6.1 **Grant.** The Committee may grant to any Participant Restricted Stock under the Plan. Restricted Stock shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as shall be determined by the Committee in its sole discretion. The Committee may impose such restrictions or conditions, consistent with the provisions of the Plan, to the vesting of Restricted Stock as it considers appropriate. The Committee may also require that certificates representing shares of Restricted Stock be retained and held in escrow by a designated employee or agent of the Company or any Subsidiary until any restrictions applicable to shares of Common Stock so retained have been satisfied or lapsed.

6.2 **Restricted Stock Agreements.** Awards of Restricted Stock shall be evidenced by restricted stock agreements or certificates of award containing such terms and conditions, consistent with the provisions of the Plan, as the Committee shall from time to time determine. Unless a restricted stock agreement or certificate of award provides otherwise, Restricted Stock awards shall be subject to the terms and conditions set forth in this Section 6.

6.3   Termination of Employment or Directorship.   Unless the Committee otherwise consents or permits (before or after the grant of Restricted Stock) or unless the restricted stock agreement or grant provides otherwise:

(a)   General.   If a Participant ceases to be a Director or to be employed by the Company or one of its Subsidiaries during the Restricted Period for any reason other than the Participant's death, Disability, Retirement (in the case of Associates only) or termination for Cause, any shares of Restricted Stock still subject to restrictions at the date of such termination shall automatically be forfeited and returned to the Company. For purposes of the Plan, the following shall not be considered a termination of employment: (1) a transfer of an employee from the Company to any Subsidiary; (2) a leave of absence, duly authorized in writing by the Company, for military service or for any other purpose approved by the Company if the period of such leave does not exceed 90 days; (3) a leave of absence in excess of 90 days, duly authorized in writing by the Company, provided that the employee's right to re-employment is guaranteed by statute, contract or written policy of the Company; or (4) a termination of employment as an officer with continued service as an Associate. For purposes of the Plan, termination of employment shall be considered to occur on the date on which the Associate is no longer obligated to perform services for the Company or any of its Subsidiaries and the employee's right to re-employment is not guaranteed by statute, contract or written policy of the Company, regardless of whether the employee continues to receive compensation from the Company or any of its Subsidiaries after such date.

(b)   Death, Retirement or Disability.   In the event a Participant terminates his or her employment or directorship with the Company because of death, Disability or (in the case of Associates only) Retirement during the Restricted Period, the restrictions applicable to the shares of Restricted Stock shall terminate automatically with respect to that number of shares (rounded to the nearest whole number) equal to the total number of shares of Restricted Stock granted to such Participant, multiplied by the number of full months that have elapsed since the date of grant, divided by the total number of full months in the Restricted Period. All remaining shares shall be forfeited and returned to the Company; *provided*, that the Committee may, in its sole discretion, waive the restrictions remaining on any or all such remaining shares of Restricted Stock either before or after the death, Disability or Retirement of the Participant.

(c)   Termination for Cause.   If a Participant's employment is terminated for Cause or the Participant is removed as a Director for Cause, the Participant shall have no further right to exercise or receive any Restricted Stock and all Restricted Stock still subject to restrictions at the date of such termination shall automatically be forfeited and returned to the Company. The Committee or officers designated by the Committee shall have absolute discretion to determine whether a termination or removal is for Cause.

(d)   Entering into Competition.   Notwithstanding anything herein or set forth in the Participant's restricted stock agreement or certificate of award to the contrary, if a Participant enters into Competition with the Company, the Participant shall have no further right to exercise or receive any Restricted Stock and all Restricted Stock still subject to restrictions at the date of such termination shall automatically be forfeited and returned to the Company. The Committee or officers designated by the Committee shall have absolute discretion to determine whether a Participant has entered into Competition with the Company.

6.4   Restrictions on Transferability.

(a)   General.   Unless the Committee otherwise consents or permits or unless the terms of the restricted stock agreement or grant provide otherwise: (1) shares of Restricted Stock shall not be sold, exchanged, transferred, pledged, assigned or otherwise alienated or hypothecated during the Restricted Period except by will or the laws of descent and distribution; and (2) all rights with respect to Restricted Stock granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant, his or her guardian or legal representative.

(b) **Other Restrictions.** The Committee may impose other restrictions on any shares of Common Stock acquired pursuant to an award of Restricted Stock under the Plan as the Committee considers advisable, including, without limitation, restrictions under applicable federal or state securities laws.

6.5 **Legending of Restricted Stock.** Any certificates evidencing shares of Restricted Stock awarded pursuant to the Plan shall bear the following legend:

The shares represented by this certificate were issued subject to certain restrictions under the Spartan Stores, Inc. 2001 Stock Incentive Plan (the "Plan"). This certificate is held subject to the terms and conditions contained in a restricted stock agreement that includes a prohibition against the sale or transfer of the stock represented by this certificate except in compliance with that agreement and that provides for forfeiture upon certain events. Copies of the Plan and the restricted stock agreement are on file in the office of the Secretary of the Company.

6.6 **Rights as a Shareholder.** A Participant shall have all voting, dividend, liquidation and other rights with respect to Restricted Stock held of record by such Participant as if the Participant held unrestricted Common Stock; *provided,* that the unvested portion of any award of Restricted Stock shall be subject to any restrictions on transferability or risks of forfeiture imposed pursuant to Sections 6.1, 6.3 and 6.4 of the Plan. Unless the Committee otherwise determines or unless the terms of the restricted stock agreement or grant provide otherwise, any non-cash dividends or distributions paid with respect to shares of unvested Restricted Stock shall be subject to the same restrictions as the shares to which such dividends or distributions relate.


SECTION 7
STOCK AWARDS


7.1 **Grant.** A Participant may be granted one or more Stock Awards under the Plan. Stock Awards shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Committee in its sole discretion.

7.2 **Rights as a Shareholder.** A Participant shall have all voting, dividend, liquidation and other rights with respect to shares of Common Stock issued to the Participant as a Stock Award under this Section 7 upon the Participant becoming the holder of record of the Common Stock granted pursuant to such Stock Award; *provided*, that the Committee may impose such restrictions on the assignment or transfer of Common Stock awarded pursuant to a Stock Award as it considers appropriate.


SECTION 8
CHANGE IN CONTROL


8.1 **Acceleration of Vesting.** If a Change in Control of the Company shall occur, then, unless the Committee or the Board otherwise determines with respect to one or more Incentive Awards, without action by the Committee or the Board: (a) all outstanding Stock Options shall become immediately exercisable in full and shall remain exercisable during the remaining term thereof, regardless of whether the Participants to whom such Stock Options have been granted remain in the employ or service of the Company or any Subsidiary; and (b) all other outstanding Incentive Awards shall become immediately fully vested and exercisable and nonforfeitable.

8.2 **Cash Payment for Stock Options.** If a Change in Control of the Company shall occur, then the Committee, in its sole discretion, and without the consent of any Participant affected thereby, may determine that some or all Participants holding outstanding Stock Options shall receive, with respect to some or all of the shares of Common Stock subject to such Stock Options, as of the effective date of any such Change in Control of the Company, cash in an amount equal to the greater of the excess of (a) the highest sales price of the shares on the Nasdaq National Market (or any other quotation system or stock exchange on which the Company's Common Stock may be listed or traded at that time) on the date immediately prior to the effective date of such Change in Control of the Company or (b) the highest price per share actually paid in connection with any Change in Control of the Company over the exercise price per share of such Stock Options. Upon of a Participant's receipt of such amount with respect to some or all of his or her Stock Options, such Stock Options shall be cancelled and may no longer be exercised by such Participant.

SECTION 9
GENERAL PROVISIONS

9.1 **No Rights to Awards.** No Participant or other person shall have any claim to be granted any Incentive Award under the Plan and there is no obligation of uniformity of treatment of Participants or holders or beneficiaries of Incentive Awards under the Plan. The terms and conditions of Incentive Awards of the same type and the determination of the Committee to grant a waiver or modification of any Incentive Award and the terms and conditions thereof need not be the same with respect to each Participant.

9.2 **Withholding.** The Company or a Subsidiary shall be entitled to: (a) withhold and deduct from future wages of a Participant (or from other amounts that may be due and owing to a Participant from the Company or a Subsidiary), or make other arrangements for the collection of, all legally required amounts necessary to satisfy any and all federal, state, local and foreign withholding and employment-related tax requirements attributable to an Incentive Award, including, without limitation, the grant, exercise or vesting of, or payment of dividends with respect to, an Incentive Award or a disqualifying disposition of Common Stock received upon exercise of an incentive stock option; or (b) require a Participant promptly to remit the amount of such withholding to the Company before taking any action with respect to an Incentive Award. Unless the Committee determines otherwise, withholding may be satisfied by withholding Common Stock to be received upon exercise or vesting of an Incentive Award or by delivery to the Company of previously owned Common Stock.

9.3 **Compliance With Laws; Listing and Registration of Shares.** All Incentive Awards granted under the Plan (and all issuances of Common Stock or other securities under the Plan) shall be subject to all applicable laws, rules and regulations, and to the requirement that if at any time the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares covered thereby upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the grant of such Incentive Award or the issuance or purchase of shares thereunder, such Incentive Award may not be exercised in whole or in part, or the restrictions on such Incentive Award shall not lapse, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

9.4 **No Limit on Other Compensation Arrangements.** Nothing contained in the Plan shall prevent the Company or any Subsidiary from adopting or continuing in effect other or additional compensation arrangements, including the grant of stock options and other stock-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

9.5   No Right to Employment. The grant of an Incentive Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Subsidiary. The Company or any Subsidiary may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any written agreement with a Participant.

9.6   Suspension of Rights under Incentive Awards. The Company, by written notice to a Participant, may suspend a Participant's and any transferee's rights under any Incentive Award for a period not to exceed 30 days while the termination for Cause of that Participant's employment with the Company and its Subsidiaries is under consideration.

9.7   Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the state of Michigan and applicable federal law.

9.8   Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

SECTION 10
TERMINATION AND AMENDMENT

The Board may terminate the Plan at any time or may from time to time amend the Plan as it considers proper and in the best interests of the Company, provided that no such amendment may impair any outstanding Incentive Award without the consent of the Participant, except according to the terms of the Plan or the Incentive Award. No termination, amendment or modification of the Plan shall become effective with respect to any Incentive Award previously granted under the Plan without the prior written consent of the Participant holding such Incentive Award unless such amendment or modification operates solely to the benefit of the Participant.

SECTION 11
EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall take effect May 9, 2001, subject to approval by the shareholders at the Company's 2001 Annual Meeting of Shareholders or any adjournment thereof or at a Special Meeting of Shareholders. Unless earlier terminated by the Board, no Incentive Award shall be granted under the Plan after May 8, 2011.

Appendix C

**SPARTAN STORES, INC.
2001 STOCK BONUS PLAN**

**SECTION 1
ESTABLISHMENT OF PLAN; PURPOSE OF PLAN**

1.1   Establishment of Plan. The Company hereby establishes the 2001 STOCK BONUS PLAN for officers and other key employees of the Company and its Subsidiaries.

1.2   Purpose of Plan.   The purpose of the Plan is to provide a convenient series of opportunities for officers and key employees of the Company and its Subsidiaries to receive a portion of their annual bonuses, if any, earned under one or more of the Company's other compensation plans or policies in the form of shares of Common Stock.   Furthermore, the Plan is intended to reward a Participant's decision to receive stock by making an additional grant of shares to the Participant, in an amount equal to 30% of the percentage of the Participant's bonus that he or she elects to receive in stock. The Plan is designed to help the Company attract and retain officers and other key employees of exceptional ability, to provide Participants with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of the Company and its Subsidiaries, and to join the interests of Participants with the interests of other shareholders of the Company.

**SECTION 2
DEFINITIONS**

The following words have the following meanings unless a different meaning plainly is required by the context:

2.1   "**Act**" means the Securities Exchange Act of 1934, as amended.

2.2   "**Board**" means the Board of Directors of the Company.

2.3   "**Bonus Amount**" means, with respect to a Participant, a dollar amount equal to 30% of that Participant's Elective Share.

2.4   "**Committee**" means the Compensation Committee of the Board. The Committee shall consist of at least two directors and all of its members shall be "non-employee directors" as defined in Rule 16b-3 issued under the Act and "outside directors" as defined in Section 162(m) of the Internal Revenue Code and the rules and regulations thereunder.

2.5   "**Common Stock**" means the Company's common stock, no par value.

2.6   "**Company**" means Spartan Stores, Inc., a Michigan corporation, and its successors and assigns.

2.7   "**Disability**" means an inability of a Participant to perform his or her employment duties due to physical or mental disability for a continuous period of one hundred eighty days (180) days or longer and the Participant is eligible for benefits under the Company's long-term disability policy.

2.8   **"Elective Share"** means, with respect to a Participant, the portion of that Participant's annual bonus earned under one or more of the Company's other compensation plans or policies that he or she has elected, pursuant to Section 7 below, to receive in the form of Common Stock rather than cash.

2.9   **"Eligible Associates"** means the officers and those other associates of the Company or any Subsidiary that the Committee may select or designate from time to time to participate in the Plan.

2.10   **"Market Value"** as of a given date means the average of the highest and lowest sales prices of the Common Stock reported on the Nasdaq National Market (or such other quotation system or stock exchange on which the Company's Common Stock may be traded on the date in question) on the date in question or, if the date in question is not a trading day, the most recent date on which shares of Common Stock were traded on the Nasdaq National Market (or such other quotation system or stock exchange). If the Company's Common Stock is not listed on Nasdaq or another quotation system or stock exchange on the date in question, the Market Value shall be determined by any means deemed fair and reasonable by the Committee, which determination shall be final and binding on all parties.

2.11   **"Participant"** means an Eligible Associate who has elected to participate in the Plan.

2.13   **"Plan"** means the Spartan Stores, Inc. 2001 Stock Bonus Plan as set forth herein, as it may be amended from time to time.

2.14   **"Subsidiary"** means any corporation or other entity of which 50% or more of the outstanding voting stock or voting ownership interest is directly or indirectly owned or controlled by the Company or by one or more Subsidiaries of the Company. The term "Subsidiary" includes present and future Subsidiaries of the Company.

SECTION 3
ADMINISTRATION

3.1   **Power and Authority.** The Committee shall administer the Plan. The Committee may delegate record keeping, calculation, payment and other ministerial administrative functions to individuals designated by the Committee, who may be associates of the Company or its Subsidiaries. Except as limited in the Plan, the Committee shall have all of the express and implied powers and duties set forth in the Bylaws of the Company and the Plan, shall have full power and authority to interpret the provisions of the Plan and shall have full power and authority to supervise the administration of the Plan and to make all other determinations considered necessary or advisable for the administration of the Plan. All determinations, interpretations and selections made by the Committee regarding the Plan shall be final and conclusive. The Committee shall hold its meetings at such times and places as it considers advisable. Action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully as effective as if it had been taken at a meeting duly called and held. The Committee shall make such rules and regulations for the conduct of its business as it considers advisable.

3.2   **Indemnification of Committee Members.** Neither any member or former member of the Committee, nor any individual or group to whom authority or responsibility is or has been delegated, shall be personally responsible or liable for any act or omission in connection with the performance of powers or duties or the exercise of discretion or judgment in the administration and implementation of the

Plan. Each person who is or shall have been a member of the Committee shall be indemnified and held harmless by the Company from and against any cost, liability or expense imposed or incurred in connection with such person's or the Committee's taking or failing to take any action under the Plan or the exercise of discretion or judgment in the administration and implementation of the Plan. Each such person shall be justified in relying on information furnished in connection with the Plan's administration by any appropriate person or persons.

SECTION 4
SHARES SUBJECT TO THE PLAN

4.1 **Number of Shares.** Subject to adjustment as provided in Section 4.2 below, the total number of shares of Common Stock available for issuance under the Plan shall be 300,000. Such shares shall be authorized and unissued shares or shares repurchased by the Company, including shares purchased on the open market.

4.2 **Adjustments.** If the number of shares of Common Stock outstanding changes by reason of a stock dividend, stock split, recapitalization or other general distribution of Common Stock or other securities to holders of Common Stock, the number and kind of securities reserved for issuance under the Plan shall be adjusted appropriately.

SECTION 5
ELIGIBILTY

Only Eligible Associates may be Participants in the Plan. An individual eligible to participate may choose the year or years of the Plan's operation in which he or she wishes to participate. An individual's participation need not be continuous or immediate. The Committee may, in its discretion, require a Participant to complete a designated term of service with the Company or a Subsidiary before being allowed to participate in the Plan, and may condition participation upon the execution of an employment contract by the Participant, on the execution of any other contract or waiver, or upon the taking of any other action that the Committee in its discretion deems appropriate. The Committee may require persons subject to Section 16 of the Act to make irrevocable advance elections concerning participation in the Plan.

SECTION 6
NOTIFICATION

As soon as practicable after the Company determines that a cash bonus for the preceding fiscal year is payable to an Eligible Associate under one or more of the Company's other compensation plans or policies, the Company will notify such Eligible Associate of the amount of the bonus he or she is entitled to receive. The Company's notice will include an election form whereby the person can elect to participate in the Plan with respect to that earned bonus. Persons wishing to participate in the Plan with respect to that earned bonus will have a period of ten days after such notices are issued to complete and return the election form to the Company. Such due date shall be specified in the Company's notice.

SECTION 7
ELECTION TO PARTICIPATE

A Participant's election to participate in the Plan with respect to an earned bonus may be indicated only by the timely completion and return of the election form provided to the Participant by the Company pursuant to Section 6 above. The Participant may elect to receive up to 100% of his or her bonus payment in the form of shares of Common Stock rather than cash. The deadline for receipt by the

Company of an election form may be waived in the sole discretion of the Committee, but no such waiver shall create a presumption that future waivers will be granted, nor shall any such waiver bind the Committee to grant a waiver in any future instance or to any other Participant. If requested to do so, the Participant shall agree not to sell or distribute stock obtained under the Plan, except upon such conditions as the Company may reasonably specify to insure compliance with federal and state securities laws. In addition, the Participant, if requested by the Committee, must represent to the Company that the stock is being acquired for investment and not with a view to the distribution thereof. The Company may require appropriate legends to be placed on the certificates for shares issued under the Plan to meet such requirements and shall remove such legends upon request and upon the satisfaction of the Company's counsel that the legends are no longer necessary or advisable.

SECTION 8
DETERMINATION OF NUMBER
OF SHARES TO BE AWARDED

Upon receipt of a timely and completed election from a Participant, the Committee shall calculate the number of shares of Common Stock to be issued to that Participant. The Committee shall make this calculation as follows:

(a) The Committee shall multiply the Participant's Elective Share by 30% to obtain the Participant's Bonus Amount, and shall then add the Bonus Amount to the Elective Share.

(b) The Committee shall then divide the sum of the Participant's Elective Share and Bonus Amount by the per-share Market Value of the Common Stock as of the date following the due date of the Participant's election notice. The number of whole shares resulting from this division shall be issued to the Participant (subject to the other provisions of the Plan).

No fractional shares will be issued under the Plan. Any fractional shares resulting from the above calculation shall be eliminated, and any portion of the Participant's Elective Share or Bonus Amount that consequently cannot be paid in whole shares of Common Stock shall be distributed to the Participant in cash, either separately or as part of the Participant's remaining cash bonus (if any).

SECTION 9
DELIVERY OF CERTIFICATES

The Company shall deliver certificates for shares of stock issued under the Plan within a reasonable period of time after the Committee completes the calculations described in Section 8 above. Each recipient of shares under this Plan shall sign all documents necessary and appropriate to facilitate such delivery from the Company.

SECTION 10
TERMINATION OF PARTICIPATION

If a Participant dies or his or her employment with the Company or a Subsidiary is terminated for any reason prior to the date on which the Participant has returned his election form to the Company pursuant to Section 7, the Participant shall immediately cease to be eligible to participate in the Plan, and shall thereafter have no right to elect to receive in Common Stock any portion of any cash bonus he or she may have earned prior to the date of death or termination of employment.

If a Participant dies or his or her employment with the Company or a Subsidiary is terminated for any reason between the date on which the Participant has returned his election form to the Company pursuant to Section 7 and the date stock certificates are delivered for the shares issued under the Plan, then the Company may, in its sole discretion, deliver the stock certificates or make a cash payment equal to the Elective Share and the Bonus Amount to the Participant, his or her estate or his or her designated beneficiary, as the case may be.

If a Participant (or prospective Participant) incurs a Disability at any time during his or her employment with the Company, the Committee may, in its discretion, determine whether or not the Participant can continue to participate in the Plan with respect to any bonus earned prior to or during the period of the Participant's Disability.

SECTION 11
GENERAL PROVISIONS

11.1   Withholding. The Company or a Subsidiary shall be entitled to: (a) withhold and deduct from future wages of a Participant (or from other amounts that may be due and owing to a Participant from the Company or a Subsidiary), or make other arrangements for the collection of, all legally required amounts necessary to satisfy any and all federal, state, local and foreign withholding and employment-related tax requirements attributable to shares of Common Stock awarded pursuant to the Plan; or (b) require a Participant promptly to remit the amount of such withholding to the Company before taking any action with the issuance of Common Stock pursuant to the Plan. Unless the Committee determines otherwise, withholding may be satisfied by withholding Common Stock to be received by a Participant or by delivery to the Company of previously owned Common Stock.

11.2   Compliance With Laws; Listing and Registration of Shares. All issuances of Common Stock or other securities under the Plan shall be subject to all applicable laws, rules and regulations, and to the requirement that if at any time the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares covered hereby upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the issuance of shares hereunder, shares to be issued pursuant to the Plan shall not be issued (nor shall certificates therefor be delivered) unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

11.3   No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary from adopting or continuing in effect other or additional compensation arrangements, including the grant of stock options and other stock-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

11.4   No Right to Employment. Participation in the Plan shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Subsidiary. The Company or any Subsidiary may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any written agreement with a Participant.

11.5   Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the state of Michigan and applicable federal law.

11.6   Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

SECTION 12
TERMINATION AND AMENDMENT

The Board may terminate the Plan at any time or may from time to time amend the Plan as it considers proper and in the best interests of the Company; *provided* that no such amendment may be made during (a) the period when the Company has notified a prospective Participant that he or she can elect to participate in the Plan with respect to that year's bonus; or (b) during the period when the Participant has returned an election form to the Company but not yet received the shares to be awarded thereunder; if such an amendment would in either case operate to the detriment of the Participant with respect to that election.

SECTION 13
EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall take effect May 9, 2001, subject to approval by the shareholders at the Company's 2001 Annual Meeting of Shareholders or any adjournment thereof or at a Special Meeting of Shareholders. The Plan shall continue into effect until terminated by the Board or until all shares authorized for issuance under the Plan have been issued, whichever occurs first.

Appendix D

SPARTAN STORES, INC.
2001 ASSOCIATE STOCK PURCHASE PLAN

SECTION 1
PURPOSE OF PLAN

The purpose of the Spartan Stores, Inc. 2001 Associate Stock Purchase Plan is to encourage Associates of the Company and the Company's Subsidiaries to promote the best interests of the Company and to align the interests of Associates with the Company's shareholders by permitting Eligible Associates to purchase shares of the Company's Common Stock, at a price less than the Market Price of the Common Stock. The purchase of Common Stock under the Plan is intended to qualify as the exercise of an option granted under, and the Plan is intended to qualify as, an employee stock purchase plan under Section 423 of the Code.

SECTION 2
DEFINITIONS

The following words have the following meanings unless a different meaning is plainly required by the context:

2.1 "**Associate**" means an employee of the Company or one of its Subsidiaries.

2.2 "**Board**" means the Board of Directors of the Company.

2.3 "**Code**" means the Internal Revenue Code of 1986, as amended. Each reference herein to a section or sections of the Code shall, unless otherwise noted, be deemed to include a reference to the rules and regulations issued under such section(s) of the Code.

2.4 "**Committee**" means the Compensation Committee of the Board or such other committee as the Board may from time to time designate to administer the Plan.

2.5 "**Common Stock**" means the Company's common stock, no par value.

2.6 "**Company**" means Spartan Stores, Inc., a Michigan corporation, and its successors and assigns.

2.7 "**Election Form**" means a notice (in a form approved by the Committee) that an Eligible Associate must complete to participate in the Plan and authorize payroll deductions to be made on the Eligible Associate's behalf under the Plan.

2.8 Subject to Section 5 below, "**Eligible Associates**" means all present and future active Associates of the Company and its Subsidiaries, except (a) Associates whose customary employment by the Company or its Subsidiaries is (i) 20 hours or less per week or (ii) not more than five months in any calendar year and (b) Associates who have been employed by the Company or a Subsidiary for less than one year.

2.9 "**Investment Sharebuilder Account**" means the account established on behalf of a Participating Associate pursuant to Section 8.2 below, in which shares of Common Stock purchased under the Plan shall be held.

2.10 "**Market Value**" as of any Stock Purchase Date means the average of the highest and lowest sales prices of the Common Stock reported on the Nasdaq National Market (or such other quotation system or stock exchange on which the Company's Common Stock may be traded on the date in question) on such Stock Purchase Date or, if such Stock Purchase Date is not a trading day, the most recent date on which shares of Common Stock were traded on the Nasdaq National Market (or such other quotation system or stock exchange). If the Company's Common Stock is not listed on Nasdaq or another quotation system or stock exchange on the Stock Purchase Date in question, the Market Value shall be determined by any means deemed fair and reasonable by the Committee, which determination shall be final and binding on all parties.

2.11 "**Option Period**" means each calendar quarter, beginning on the first day of each such calendar quarter and ending on the last day of such calendar quarter.

2.12 "**Participating Associate**" means an Eligible Associate who has elected to participate in the Plan in accordance with Section 6.1 below.

2.13 "**Payroll Deduction Account**" means the account established on behalf of a Participating Associate pursuant to Section 7.1 below, to which his or her payroll deductions shall be credited.

2.14 "**Permanent Disability**" or "**Disability**" means an inability of a Participating Associate to perform his or her employment duties due to physical or mental disability for a continuous period of one hundred eighty days (180) days or longer and the Participating Associate is eligible for benefits under the Company's long-term disability policy.

2.15 "**Plan**" means the Spartan Stores, Inc. 2001 Associate Stock Purchase Plan as set forth herein, as it may be amended from time to time.

2.16 "**Purchase Price**" means the purchase price for a share of Common Stock to be paid by a Participating Associate on a Stock Purchase Date, as determined under Section 8.1 below.

2.17 "**Retirement**" means the termination of employment as a result of retirement on or after one or more of the retirement dates specified in the Spartan Stores, Inc. Cash Balance Pension Plan.

2.18 "**Stock Purchase Date**" means a date on which shares of Common Stock are purchased pursuant to the Plan. Unless otherwise determined by the Committee, the Stock Purchase Date shall be the last working day of each Option Period during the term of the Plan.

2.19 "**Subsidiary**" means any corporation or other entity of which 50% or more of the outstanding voting stock or voting ownership interest is directly or indirectly owned or controlled by the Company or by one or more Subsidiaries of the Company. The term "Subsidiary" includes present and future Subsidiaries of the Company.

SECTION 3
ADMINISTRATION

3.1   General. The Committee shall administer the Plan. The Committee may request advice or assistance or employ such other persons as are necessary for proper administration of the Plan. Subject to the express provisions of the Plan, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules, regulations and procedures relating to it, and to make all other determinations necessary or advisable in administering the Plan, all of which determinations shall be final and binding upon all persons unless otherwise determined by the Board. The Committee shall hold its meetings at such times and places as it considers advisable. Action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully as effective as if it had been taken at a meeting duly called and held. The Committee shall make such rules and regulations for the conduct of its business as it considers advisable.

3.2   Indemnification of Committee Members. Neither any member or former member of the Committee, nor any individual or group to whom authority or responsibility is or has been delegated, shall be personally responsible or liable for any act or omission in connection with the performance of powers or duties or the exercise of discretion or judgment in the administration and implementation of the Plan. Each person who is or shall have been a member of the Committee shall be indemnified and held harmless by the Company from and against any cost, liability or expense imposed or incurred in connection with such person's or the Committee's taking or failing to take any action under the Plan or the exercise of discretion or judgment in the administration and implementation of the Plan. Each such person shall be justified in relying on information furnished in connection with the Plan's administration by any appropriate person or persons.

SECTION 4
STOCK SUBJECT TO THE PLAN

4.1   Number of Shares of Common Stock. There shall be reserved for issuance and purchase by Eligible Associates under the Plan an aggregate of 200,000 shares of Common Stock, subject to adjustment as provided in Section 4.2. Shares of Common Stock available under the Plan shall be authorized and unissued shares or shares repurchased by the Company.

4.2   Adjustments. In the event of a stock dividend, stock split, recapitalization, merger, reorganization, consolidation, combination or exchange of shares of Common Stock during the term of the Plan, the number of shares reserved and authorized to be issued under the Plan shall be adjusted proportionately, and such other adjustment shall be made as may be considered necessary or equitable by the Committee or the Board. In the event of any other change affecting the Common Stock, such adjustments shall be made as may be considered equitable by the Committee or the Board to give proper effect to such change.

SECTION 5
ELIGIBILITY

Participation in the Plan shall be open only to Eligible Associates. No option rights may be granted under the Plan to any person who is not an Eligible Associate. No Eligible Associate shall be granted option rights under the Plan if such Associate, immediately after receiving the grant of such option rights under the Plan, would own (as determined pursuant to Sections 423(b)(3) and 424(d) of the Code) stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any of its Subsidiaries.

SECTION 6
PARTICIPATION AND WITHDRAWAL

6.1   Election Form; Changes to Election Form.

(a)   Participation by any Eligible Associate in the Plan shall be entirely voluntary. Any Eligible Associate may become a Participating Associate by completing and delivering an Election Form to the Company. Such Eligible Associate shall become a Participating Associate as of the first day of the next Option Period following the delivery of his or her Election Form, provided that the Election Form has been delivered at least ten working days prior to the beginning of the first day of that Option Period. The Election Form will authorize specified regular payroll deductions (within the limits specified in Section 7.2 below) from the Participating Associate's periodic compensation during the time he or she is a Participating Associate.

(b)   Payroll deductions shall be made for each Participating Associate in accordance with the Election Form and shall continue until the Participating Associate's participation terminates, the Election Form is modified or the Plan terminates. A Participating Associate may increase or decrease his or her payroll deduction (within the limits specified in Section 7.2 below) by delivering a new Election Form to the Company. The Company or the applicable Subsidiary shall deduct the modified amount from the Participating Associate's payroll beginning with the first pay date to occur on or after ten working days after the new Election Form is properly delivered. A Participating Associate may not increase or decrease his or her payroll deductions more than two times during any Option Period.

6.2   Withdrawal. A Participating Associate may elect at any time to terminate his or her participation in the Plan by written notice delivered to the Company no later than ten working days before a pay date, or by such other time as the Committee may from time to time determine. Upon any termination by a Participating Associate, (a) the Participating Associate shall cease to be a Participating Associate, (b) his or her Election Form shall be revoked insofar as subsequent payroll deductions are concerned, (c) the amount in the Participating Associate's Payroll Deduction Account, as well as any unauthorized payroll deductions made after such revocation, shall be promptly refunded to the Participating Associate and (d) a certificate for the full shares of Common Stock credited to the Participating Associate's Investment Sharebuilder Account shall be promptly forwarded to the Participating Associate. An Eligible Associate who has terminated participation in the Plan shall not be eligible for reinstatement as a Participating Associate for a period of six months after such termination.

Except as provided in Section 9 below, if a Participating Associate ceases to be an Eligible Associate, (a) no further payroll deductions shall be made on his or her behalf, (b) the accumulated balance in his or her Payroll Deduction Account shall promptly be returned to the Participating Associate and (c) a certificate for the full shares of Common Stock credited to the Participating Associate's Investment Sharebuilder Account shall promptly be forwarded to the Participating Associate.

SECTION 7
PAYROLL DEDUCTIONS

7.1   Payroll Deduction Account. The Company and its Subsidiaries will maintain a Payroll Deduction Account for each Participating Associate. Authorized payroll deductions shall begin with the first pay date to occur on or after the first day of the first Option Period with respect to which a Participating Associate has elected (in accordance with Section 6.1) to participate in the Plan. Payments made by Participating Associates through payroll deductions shall be credited to each Participating Associate's Payroll Deduction Account. No amounts other than payroll deductions authorized under the

Plan may be credited to a Participating Associate's Payroll Deduction Account, unless the Committee otherwise consents in writing.

7.2   Limits on Payroll Deductions. The amount of the payroll deduction specified by a Participating Associate in his or her Election Form shall not be less than $10.00 for each pay period or such other amount as the Committee may determine in its sole discretion from time to time. The Committee annually may determine, in its sole discretion, to establish a maximum dollar amount or percentage of compensation that Participating Associates are entitled to authorize for payroll deductions during a calendar year, which limitations shall apply to all Participating Associates during that calendar year. Any such limit established by the Committee shall comply with the requirements of Section 423 of the Code.


SECTION 8
PURCHASE OF COMMON STOCK; INVESTMENT SHAREBUILDER ACCOUNTS


8.1   Purchase Price. The Purchase Price for each share of Common Stock purchased on a Stock Purchase Date shall be 85% of the Market Value of the Common Stock as of that Stock Purchase Date, rounded to the nearest whole cent, or such other price that the Committee may determine in its sole discretion from time to time that is at least 85% of such Market Value.

8.2   Method of Purchase and Investment Sharebuilder Accounts.

(a)   Except as otherwise provided herein, each Participating Associate having funds in his or her Payroll Deduction Account on a Stock Purchase Date shall be deemed, without any further action, to have been granted and to have exercised his or her option to purchase the number of whole shares of Common Stock which the funds in his or her Payroll Deduction Account could purchase on the Stock Purchase Date. Options that are not exercised automatically shall expire immediately and in no event shall any option be exercisable beyond the periods specified in Section 423(b)(7) of the Code. No fractional shares shall be issued or purchased under the Plan. Funds not used to purchase whole shares shall remain in the Participating Associate's Payroll Deduction Account for future purchases. If the number of available shares on a Stock Purchase Date is not sufficient to exhaust all Payroll Deduction Accounts, the available shares shall be allocated in proportion to the funds available in each Payroll Deduction Account and the Plan shall terminate.

(b)   All whole shares purchased shall be maintained in separate Investment Sharebuilder Accounts for Participating Associates. Unless the Participating Associate otherwise directs, any cash dividends paid with respect to the whole shares in a Participating Associate's Investment Sharebuilder Account shall be, in the discretion of the Committee, either distributed to the Participating Associate or applied to the Participating Associate's Payroll Deduction Account for the purchase of whole shares, and shares so purchased shall be added to the shares held for a Participating Associate in his or her Investment Sharebuilder Account. Any non-cash dividends paid with respect to the whole shares in a Participating Associate's Investment Sharebuilder Account shall be added to the shares held for a Participating Associate in his or her Investment Sharebuilder Account. Participating Associates will be notified not less than annually as to the amount and status of their Payroll Deduction Accounts and Investment Sharebuilder Accounts.

8.3   Limitation on Value of Common Stock to be Purchased. A Participating Associate shall not have and may not exercise any option that would permit the Participating Associate's rights to purchase Common Stock under the Plan to accrue at a rate that exceeds $25,000 of the Common Stock (determined at the time of the grant of the option) in any one calendar year, and in no event may such option rights accrue at a rate which exceeds that permitted by Section 423(b)(8) of the Code.

8.4   Title of Accounts. Each Investment Sharebuilder Account may be in the name of the Participating Associate or, if so indicated on the Election Form, in his or her name jointly or as tenants in common with a member of the Participating Associate's family, with right of survivorship. With the Committee's consent, a Participating Associate may be permitted to (a) designate a beneficiary to receive the Common Stock held in the Participating Associate's Investment Sharebuilder Account upon death or (b) transfer the Common Stock held in the Investment Sharebuilder Account to a revocable trust for the benefit of the Participating Associate.

8.5   Rights as a Shareholder. After a Participating Associate's Payroll Deduction Account has been charged with the amount of the Purchase Price, the Participating Employee shall have all of the rights and privileges of a shareholder of the Company with respect to whole shares purchased under the Plan and held in the Investment Sharebuilder Account, whether or not certificates representing the shares shall have been issued. In addition to the provisions specified in the Plan relating to termination of a Participating Associate's participation in the Plan, a Participating Associate may withdraw the shares in his or her Investment Sharebuilder Account at regular intervals established by the Committee, which shall be at least once per year.


SECTION 9
RIGHTS ON DEATH, RETIREMENT OR PERMANENT DISABILITY


9.1   Death. If a Participating Associate dies during an Option Period, no further contributions on behalf of the deceased Participating Associate shall be made. The executor or administrator of the deceased Participating Associate's estate may elect to withdraw the balance in the Participating Associate's Payroll Deduction Account by notifying the Company in writing at least ten working days before the Stock Purchase Date in respect of such Option Period. If no election to withdraw has been made, the balance accumulated in the deceased Participating Associate's Payroll Deduction Account shall be used to purchase shares of Common Stock in accordance with Section 8 of the Plan. Any whole shares in an Investment Sharebuilder Account will be delivered upon request to the deceased Participating Associate's beneficiary or such other person designated on the Election Form.

9.2   Retirement or Permanent Disability. If, during an Option Period, a Participating Associate (a) Retires or (b) incurs a Permanent Disability, no further contributions on behalf of the Retired or Disabled Participating Associate shall be made. A Retired or Disabled Participating Associate may elect to withdraw the balance in his or her Payroll Deduction Account by notifying the Company in writing at least ten working days before the Stock Purchase Date in respect of such Option Period. If no election to withdraw has been made, the balance accumulated in the Retired or Disabled Participating Associate's Payroll Deduction Account shall be used to purchase shares of Common Stock in accordance with Section 8 of the Plan. Certificates for shares credited to the Participating Associate's Investment Sharebuilder Account will be forwarded to the Participating Associate upon request. If a Retired or Disabled Participating Associate dies during the Option Period of such Participating Associate's Retirement or Permanent Disability and such Participating Associate shall not have notified the Company of his or her desire to withdraw the balance in his or her Payroll Deduction Account, the executor or administrator of such Participating Associate's estate or other legal title holder shall have all the rights provided pursuant to Section 9.1.

SECTION 10
GENERAL PROVISIONS

10.1   Rights Not Transferable. Rights under the Plan are not transferable by a Participating Associate other than by will or the laws of descent and distribution, and are exercisable during his or her lifetime only by the Participating Associate.

10.2   Amendment of the Plan. The Committee or the Board may at any time, and from time to time, amend the Plan in any respect; provided, however, the Plan may not, without appropriate approval of the Company's shareholders, be amended in any way that will cause the Plan to fail to meet the requirements of Section 423 of the Code.

10.3   Termination of the Plan.   The Plan and all rights of Associates hereunder shall terminate at the earliest of:

(a)   when all shares of Common Stock reserved under the Plan have been purchased; or

(b)   at any time, at the discretion of the Committee or the Board.

Notice of termination shall be given to all Participating Associates, but any failure to give notice shall not impair the termination. Upon termination of the Plan, all amounts in Payroll Deduction Accounts of Participating Associates and all Common Stock held in the Investment Sharebuilder Accounts of Participating Associates shall promptly be returned to such Participating Associates.

10.4   Governing Law; Compliance with Law. The Plan shall be construed in accordance the laws of the state of Michigan and applicable federal law. The Company's obligation to sell and deliver shares of Common Stock hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel for the Company, be required. The Company may make such provisions as it may deem appropriate for the withholding of any taxes or payment of any taxes which it determines may be required to withhold or pay in connection with a Participating Associate's participation in the Plan.

10.5   Not an Employment Contract. The Plan shall not be deemed to constitute a contract of employment between the Company or any Subsidiary and any Eligible Associate or Participating Associate or to be consideration or inducement for the employment of any Eligible Associate or Participating Associate. The Plan shall not be deemed to give any Participating Associate or Eligible Associate the right to be retained as an Associate or in any other service of the Company or any Subsidiary, or to interfere with the right of the Company or any Subsidiary to discharge any Participating Associate or Eligible Associate at any time regardless of the effect that such discharge shall have upon such person as a participant in the Plan.

10.6   Effective Dates.   Subject to shareholder approval at the 2001 Annual Meeting of Shareholders, the first Option Period under the Plan shall commence on October 1, 2001 and end on December 31, 2001. If the Company's shareholders do not approve the Plan at the 2001 Annual Meeting of Shareholders, the Plan shall terminate.

10.7   Investment Intent. The Committee may require a Participating Associate to confirm that he or she is purchasing with investment intent and not with a view to resale or other distribution.

10.8   Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

Appendix E

SPARTAN STORES, INC.
DIRECTORS' STOCK PURCHASE PLAN

ARTICLE 1
ESTABLISHMENT AND PURPOSES OF PLAN

1.1   Establishment of Plan; Purposes of Plan. The Company hereby establishes the Spartan Stores, Inc. Directors' Stock Purchase Plan. The purposes of the Plan are to provide an opportunity and means by which directors can increase their financial interest in the Company, and thereby increase their personal interest in the Company's continued success, through the payment of directors' fees in Company Common Stock.

1.2   Effective Date. The "Effective Date" of the Plan is August 16, 2000.   Each Plan provision applies until the effective date of an amendment of that provision.

1.3   Number of Shares of Stock.   Subject to appropriate adjustment as required in connection with any change in the capital structure of the Company, a maximum of 25,000 shares of Common Stock shall be available under the Plan.

ARTICLE 2
DEFINITIONS

2.1   Applicable Date.   "Applicable Date" means any date on which a Director's Fee is payable to a Participant.

2.2   Committee. "Committee" means the entire Board of Directors or any committee as the Board of Directors shall designate from time to time to administer the Plan. Any such committee shall consist of at least two members of the Board.

2.3   Common Stock.   "Common Stock" means the common stock, without par value, of Spartan Stores, Inc.

2.4   Company. "Company" means Spartan Stores, Inc.

2.5   Director's Fee. "Director's Fee" means the amount of income payable to a Participant for service as a director, including payments for attendance at meetings of the Board of Directors or meetings of committees of the Board of Directors, and any retainer fee paid to members of the Board of Directors.

2.6   Market Value. "Market Value" means the average of the highest and lowest sales prices of the Common Stock reported on the Nasdaq National Market on the first date preceding the Applicable Date on which shares of Common Stock were traded on the Nasdaq National Market.

2.7   Participant. "Participant" means any director of the Company who is participating in the Plan.

2.8   Plan. "Plan" means the Spartan Stores, Inc. Directors' Stock Purchase Plan, as such plan may be amended, administered or interpreted from time to time.

ARTICLE 3
ADMINISTRATION

3.1   Power and Authority. The Committee shall administer the Plan, shall have full power and authority to interpret the provisions of the Plan, and shall have full power and authority to supervise the administration of the Plan. All determinations, interpretations and selections made by the Committee regarding the Plan shall be final and conclusive. The Committee shall hold its meetings at such times and places as it deems advisable. Action may be taken by a written instrument signed by a majority of the members of the Committee, and any action so taken shall be fully as effective as if it had been taken at a meeting duly called and held. The Committee shall make such rules and regulations for the conduct of its business as it deems advisable. The members of the Committee shall not be paid any additional fees for their services.

3.2   Delegation of Powers; Employment of Advisers. The Committee may delegate to any agent such duties and powers, both ministerial and discretionary, as it deems appropriate except those that may not be delegated by law or regulation. In administering the Plan, the Committee may employ attorneys, consultants, accountants or other persons, and the Company and the Committee shall be entitled to rely upon the advice, opinions or valuation of any such persons. All usual and reasonable expenses of the Committee shall be paid by the Company.

ARTICLE 4
PARTICIPATION

4.1   Eligibility to Participate. A director shall be eligible to become a Participant in the Plan on the first day of the individual's term as a director. A director shall no longer be a Participant as of the termination of his or her directorship.

ARTICLE 5
ELECTIVE PAYMENT OF DIRECTOR'S FEES IN COMMON STOCK

5.1   Payment of Director's Fees. A Participant may elect to receive payment of at least 25% and up to 100% of Director's Fees in the form of Common Stock. On or shortly after each Applicable Date, the Participant shall receive a number of shares of Common Stock (rounded down to the nearest whole share) determined by dividing (i) the dollar amount of Director's Fees payable that the director has elected to receive in Common Stock by (ii) the Market Value of Common Stock on the Applicable Date. If the total Market Value of the purchased Common Stock is less than the total amount of the Participant's Director's Fees on the Applicable Date, the Participant shall receive the difference as a cash payment.

5.2   Stock Purchase Election. The election to receive Director's Fees in the form of Common Stock shall be made by the Participant on a form provided for that purpose and shall be effective beginning as of the following Applicable Date. The election shall continue in effect until revoked or modified for a subsequent Applicable Date by the Participant.

5.3   Timing of Payments. Issuances of shares of Common Stock under the Plan shall be made to the Participant on or shortly following each Applicable Date for which Director's Fees would have been payable to the Participant if the Participant had not made an election to receive Director's Fees in the form of Common Stock. The time of issuance and delivery of shares of Common Stock may be postponed for such period as may be required for the Company with reasonable diligence to comply with any registration requirements under the Securities Act of 1933, the Securities Exchange Act of 1934, any requirements under any state securities or other law or regulation applicable to the issuance, listing or transfer of such shares, or any agreement or regulation of any applicable stock exchange or quotation system.

ARTICLE 6
GENERAL PROVISIONS

6.1   Amendment; Termination. The Company may amend the Plan prospectively or retroactively, in whole or in part, or terminate the Plan, provided that an amendment or termination may not reduce or revoke shares of Common Stock to be issued, and the amounts represented by them to be paid to, Participants as of the later of the date of adoption of the amendment or the effective date of the amendment or termination.

6.2   Rights Not Assignable. A Participant's rights, and any shares of Common Stock to be issued, under the Plan shall not be subject to anticipation, alienation, assignment, conveyance, transfer, sale, pledge, encumbrance, charge, or other disposition, whether voluntary or involuntary. Any attempt to anticipate, alienate, assign, convey, transfer, sell, pledge, encumber, charge or to otherwise dispose of benefits payable or shares to be issued, before actual receipt of the benefits or issuance, or a right to receive benefits or issuance of shares, shall be void and shall not be recognized.

6.3   Unsecured Creditor Status. This Plan shall be an unfunded plan. A Participant shall therefore be an unsecured general creditor of the Company as to the payment of any benefit or issuance of shares under the Plan. The right of any Participant to be paid Director's Fees or receive shares of Common Stock under the Plan shall be no greater than the right of any other general, unsecured creditor of the Company.

6.4   No Trust or Fiduciary Relationship. Nothing contained in the Plan shall be deemed to create a trust or fiduciary relationship of any kind for the benefit of any Participant.

6.5   Construction. The singular includes the plural, and the plural includes the singular, unless the context clearly indicates the contrary. Capitalized terms (except those at the beginning of a sentence or part of a heading) have the meaning specified in the Plan. If a capitalized term is not defined in the Plan, the term shall have the general, accepted meaning of the term.

6.6   Disputes. In the event that a dispute arises regarding the eligibility to participate in the Plan or any other matter relating to Plan participation, such dispute shall be made by and in the sole discretion of the Committee. The determination by the Committee with respect to such disputes shall be final and binding on all parties. In the event that a dispute arises regarding the amount of any benefit payment or shares of Common Stock to be issued under the Plan that is not related to Participant eligibility disputes, the Committee may appoint a qualified independent certified public accountant to determine the amount of payment or number of shares and such determination shall be final and binding on all parties.

6.7   Self-Employment Taxes. To the extent that amounts paid or shares issued under the Plan are deemed to be net earnings from self-employment, each director shall be responsible for any taxes payable under federal, state or local law.

6.8 **Right of Company to Replace Directors.** Neither the action of the Company in establishing the Plan, nor any provision of the Plan, shall be construed as giving any director the right to be retained as a director, or any right to any payment or issuance of shares whatsoever except to the extent of the benefits provided under the Plan. The Company expressly reserves the right at any time to replace or fail to renominate any director without any liability for any claim against the Company for any payment or issuance of shares whatsoever except to the extent provided under the Plan. The Company has no obligation to create any other or subsequent deferred compensation plan for directors.

6.9 **Governing Law; Severability.** The Plan shall be construed, regulated and administered under the laws of the State of Michigan. If any provisions of the Plan shall be held invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the remaining provisions of the Plan, and the Plan shall be deemed to be modified to the least extent possible to make it valid and enforceable in its entirety.

PROXY   PROXY

SPARTAN STORES, INC.
850 76th Street, SW
P.O. Box 8700
Grand Rapids, Michigan 49518

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder hereby appoints James B. Meyer and Russell H. VanGilder, Jr., and each of them, each with full power of substitution, proxies to represent the shareholder listed on the reverse side of this Proxy and to vote all shares of Common Stock of Spartan Stores, Inc. that the shareholder would be entitled to vote on all matters which come before the Annual Meeting of Shareholders to be held on Wednesday, July 11, 2001, at the Hilton Hotel Grand Rapids, 4747 28th Street, SE, Grand Rapids, Michigan 49508, beginning at 10:00 a.m., local time, and any adjournment of that meeting.

If this Proxy is properly executed, the shares represented by this Proxy will be voted as specified. If no specification is made, the shares represented by this Proxy will be voted for the election of all nominees named on this Proxy as directors and for approval of the proposals identified on this Proxy. The shares represented by this Proxy will be voted in the discretion of the proxies on any other matters that may come before the meeting.

Thank you in advance for your participation in our 2001 Annual Meeting.

[BACK]

SPARTAN STORES, INC.
PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY. /

Your Board of Directors Recommends that You Vote FOR ALL NOMINEES

	For All	Withhold All	For All Except
1. ELECTION OF DIRECTORS- Nominees: Alex J. DeYonker, Joel A. Levine and Gregory P. Josefowicz	//	//	//

(INSTRUCTION: To withhold authority to vote for any nominee, strike through that nominee's name in the list above.

	For	Against	Abstain
2. Proposal to approve the 2001 Stock Incentive Plan. **Your Board of Directors Recommends that You Vote FOR this Proposal**	//	//	//
3. Proposal to approve the 2001 Stock Bonus Plan. **Your Board of Directors Recommends that You Vote FOR this Proposal**	//	//	//
4. Proposal to approve the 2001 Associate Stock Purchase Plan. **Your Board of Directors Recommends that You Vote FOR this Proposal**	//	//	//
5. Proposal to approve the Directors' Stock Purchase Plan. **Your Board of Directors Recommends that You Vote FOR this Proposal**	//	//	//

Dated: ____

____

____
Signature of Shareholder(s)

IMPORTANT - Please sign exactly as your name(s) appears on this Proxy. When signing on behalf of a corporation, partnership, estate or trust, indicate title or capacity of person signing. **If shares are held jointly, each holder should sign.**

I plan to attend the annual meeting: __________yes __________no